SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., 1464
Cep: 04707-000 - São Paulo, (SP) - Brasil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ___X___ Form 40-F _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):
Yes _______ No ___X____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):
Yes _______ No ___X____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
NATIONAL CORPORATE TAXPAYER’S REGISTRATION (CNPJ/MF):
02.558.074/0001 -73
STATE REGISTRATION (NIRE): 3530015879-2
PUBLICLY HELD COMPANY

            The Current Report of Form 6-K relates to the tender offer (the “Tender Offer”) by SP TELECOMUNICAÇÕES LTDA. (“SP TELECOM”) , a limited liability company organized under the laws of Brazil and controlled by Telefónica, S.A., a corporation organized under the laws of Spain (“Telefónica”), to purchase for cash solely in Brazil all outstanding shares of common stock of Vivo Participações S.A., a corporation organized under the laws of Brazil (“Vivo Participações”), not already owned by Telefónica.  SP Telecom is a holding company that controls Telecomunicações de São Paulo S.A. – Telesp (“Telesp”).

The Offer is made in connection with a stock purchase agreement dated as of July 28, 2010 between Portugal Telecom SG SGPS, S.A. (“Portugal Telecom”) and Telefónica (the “Stock Purchase Agreement”), pursuant to which Telefónica acquired Portugal Telecom’s 50% interest in Brasilcel, N.V., an intermediate holding company through which Telefónica and Portugal Telecom jointly controlled Vivo.

            As a Brazilian company, we do not approve, disapprove or make any recommendation with respect to this Tender Offer and advise each holder of common shares to make his or her own decision as to whether or not to tender into the Tender Offer and, if so, the number of common shares to tender.

            In determining that we would not approve, disapprove or make any recommendation with respect to the Tender Offer, we noted that Brazilian law, which governs our duties and obligations, does not impose any fiduciary or other duty or obligation on us or our board of directors to seek or obtain any particular price or a fair price in the Tender Offer, to approve or disapprove the Tender Offer, to make any statement or recommendation or to otherwise play any role in connection with the Tender Offer. Furthermore, Brazilian law does not impose any fiduciary or other duty or obligation on us or our board of directors to make any determination or analysis regarding the Tender Offer or the Tender Offer price, including whether or not the terms of the Tender Offer or the Tender Offer price are fair, or to negotiate on behalf of unaffiliated security holders.

The following exhibits are hereby added to this Form 6-K:

(a) Notice of Tender Offer (Edital) for Acquisition of Common Shares issued by Vivo Participações S.A. dated February 16, 2011 (English translation)

(b) Valuation Report as per CVM Instruction 361 prepared by Credit- Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários.for SP Telecomunicações Participações S.A. on Vivo Participações S.A. (English translation)

(c) Report on Purchase Price Methodology (English translation)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This material may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. When used on this material, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the views of the Company at the time the statements are made with respect to future events based on information available at that time, and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements. We assume no obligation to update or revise these statements to reflect current information, events or circumstances including changes in any risks or uncertainties that may impact them. These risks or uncertainties include, but are not limited to, risks and uncertainties discussed from time to time in documents filed by the Company with securities regulatory authorities, including the annual report on Form 20-F and other related forms.

Exhibit a
Notice of Tender Offer (Edital) for Acquisition of Common Shares issued by Vivo Participações S.A.

FREE TRANSLATION

Notice of Tender Offer for
Acquisition of Common Shares Issued by

VIVO PARTICIPAÇÕES S.A.
Publicly-held Company
CNPJ/MF N. 02.558.074/0001-73
ISIN Code Common Shares BRVIVOACNOR1

ON BEHALF OF AND FOR

SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA.
(a company indirectly controlled by Telefónica S.A.)

Intermediary Institution

Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários

The Offer

Subject to the conditions provided in this Notice and in the legislation and rules in force, Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, a corporation with its headquarters in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3064 – 13º and 14º andares, enrolled with CNPJ/MF under N. 42.584.318/0001-07 (“Credit Suisse” or “Intermediary Institution”), as an intermediary institution retained to act on behalf of and for SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., a limited liability company, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Martiniano de Carvalho, 851 - 20º andar, Parte, enrolled with CNPJ/MF under N. 01.900.954/0001-13 (“Offeror”), a company controlled by Telefónica S.A., as  herein below, is hereby by means of this notice (“Notice”) submitting to all holders of common shares issued by Vivo Participações S.A. (“Vivo Participações” or “Company”), on behalf and for the Offeror, this public tender offer for the acquisition of the outstanding common shares issued by the Company, in accordance, as described in item 1.2 herein below, with the terms and procedures stated for in article 254-A of Law 6,404, of December 15, 1976, as amended (“Law 6,404/76”) and in article 29 of Instruction No. 361, of March 5, 2002, as amended (“CVM Instruction 361”), of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários - “CVM”) on the terms and conditions set forth hereunder (being the offer herein above mentioned called the “Offer”).

1.         Preceding: Acquisition by Telefónica, S.A., of the shares of Brasilcel N.V.

1.1       The transaction of Acquisition of shares. As disclosed by means of the notices of material facts as from July 28, 2010 and September 27, 2010, Telefónica S.A., a company with headquarters in Madrid, Spain (“Telefónica”) and Portugal Telecom SG SGPS, S.A., a company with headquarters in Lisboa, Portugal (“Portugal Telecom”) executed, on July 28, 2010, an agreement for the acquisition, by Telefónica, of 50% of shares issued by Brasilcel, N.V. (“Brasilcel”) owned by Portugal Telecom, that resulted in the indirect acquisition of shares of Vivo Participações (“Agreement”). Brasilcel is a company with headquarter in the Netherlands, which shares were held, previously to the acquisition, in the proportion of 50% by Telefónica and 50% by Portugal Telecom and that, in 2002, was used by such shareholders as a joint venture vehicle with the purpose of holding shares and exercise jointly the control of the holdings and operational companies provider of mobile telecommunication services. Such operational companies were afterwards merged into, respectively, Telesp Celular Participações S.A. (former corporate name of Vivo Participações) and into Vivo S.A., the current wholly owned subsidiary of the Company. Currently, the owner, directly and indirectly, of 88.91% (1) of common shares and 44.05%(2) of preferred shares representing of Vivo Participações’ capital stock (representing 59.42%(3) of the total capital stock of Vivo Participações) is Telefónica, once it was completed abroad the merger of Brasilcel into Telefónica. The sale object of the Agreement was approved by the Director Board of Agência Nacional de Telecomunicações - Anatel in a meeting held in September 23, 2010 (Act n. 6235, of September 27, 2010) and was submitted to the Conselho Administrativo de Defesa Econômica – CADE, being under analysis.

(1) Considers the participation direct and indirectly of Telefónica in the capital of Vivo, including its participation in the capital of Portelcom and TBS.

(2) Idem.

(3) Idem.

1.2       Clarifications regarding the Offer. Telefónica previously to the acquisition, already jointly controlled Brasilcel and, therefore, the Offeror and Telefónica understand, that only one of the members of the controlling block left the company, and as a result, such transaction was not a sale of control.

Nevertheless, once the Company was questioned by the technical area of CVM (Superintendência de Registro de Valores Mobiliários) if such transaction would imply the necessity of a public purchase offer (OPA) derived from a transfer of control, the Offeror decided to  observe the terms stated in the referred article 254-A and the procedures stated in article 29 of CVM Instruction 361, applicable to Public Tender Offers for sale of control (as defined in item III, of article 2nd of CVM Instruction 361).

Although the questioning of the technical area of CVM (Superintendência de Registro de Valores Mobiliários), the Joint Committee of CVM did not make any statement regarding the referred matter, considering that the Offeror decided to launch the Offer in accordance with the procedures mentioned above.

1.3       Price of Acquisition and form of payment. The total amount agreed for the acquisition of shares issued by Brasilcel that were held by Portugal Telecom was of € 7,500,000,000.00 (“Brasilcel’s Price of Acquisition”) for payment in three installments, without any adjustment and being the third and last installment subject to an adjustment for the prepayment, as described below. On September 27, 2010 (“Closing Date”), the acquisition described above became effective, with the transfer of the participation held by Portugal Telecom in Brasilcel to Telefónica, by means of which Portugal Telecom left the control of Brasilcel. The purchaser made, on that occasion, the first installment of the Brasilcel’s Price of Acquisition, in the amount of € 4,500,000,000.00.

As provided in the Agreement (i) the second installment, in the amount of € 1,000,000,000.00, was paid on December 30, 2010 and (ii) the third in the amount of € 2,000,000,000.00 will be paid on October 31, 2011, considering that Portugal Telecom may request that this last payment take place on July 29, 2011. In such case, the amount of the last installment will be of € 1,975,026,947.00, being this amount a result of the adjustment of the rate of return equivalent to 5% (five per cent) per year, applied for the period of July 29, 2011 through October 31, 2011.

2.         Terms of the Offer

2.1.      Shares subject to the Offer. As described above, the Offeror  agrees to acquire, by means of the Intermediary Institution, up to 15,217,217 common shares of the Company, that represent the totality of the outstanding common shares issued by the Company on the date hereof (“Common Shares”), as described in item 5.4. of this Notice.

2.2.      No Restrictions to the Ownership of Common Shares. The Common Shares to be sold by the shareholders that accept the Offer in the terms of this Notice shall be free and clear of any lien, security interest, beneficial interest or any other means of encumbrance or restriction of any nature to the free transfer or that prevents the immediate exercise, by the Offeror, of the rights arising from the ownership of the Common Shares or full compliance with the rules for the trading of such shares included in the Regulation of Operations of the Bovespa Segment of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”).

2.3.      Dividends. The payment of dividends or interest on shareholders’ equity declared by the Company by and until the financial settlement date of the Offer (as defined in item 3.4 below), including the dividends declared in the ordinary shareholders’ meeting of the Company held on April 16, 2010, will be made to the shareholders of the Company that are registered as owners or beneficiaries of the Common Shares on the date of said declaration. In case of any new declaration of dividends/interest on shareholders’ equity (after the one disclosed in the ordinary shareholders’ meeting held on April 16, 2010) is made by and until the date of the financial settlement of the Auction, item 2.4.3 herein below shall be observed. The dividends and/or the interest on shareholders’ equity corresponding to the Common Shares acquired in the Offer that may be declared after the Auction Date will be paid to the Offeror.

2.4.      Offer Price. The Offer is addressed to the non controlling shareholders holders of the Company’s Common Shares, by the price to be paid in national currency, as per item 2.4.2 herein below, equivalent to €50.15 per share (“Offer Price”), that corresponds to 80% (eighty per cent) of the amount established in the Agreement for payment by Telefónica per common share of Vivo Participações, that is of € 62.68, considering the amount of the third installment of the Brasilcel’s Acquisition Price for payment on October 31, 2011. In case Portugal Telecom exercises the right stated in the Agreement to anticipate the payment of the third installment of Brasilcel’s Acquisition Price, the Brasilcel’s Acquisition Price to be paid to Portugal Telecom will be of € 62.47 and, therefore, the Offer Price will be of € 49.98 (that corresponds to 80% (eighty per cent) of the amount established in the Agreement for payment by Telefónica per common share of Vivo Participações, considering the amount of the third installment of the Brasilcel’s Acquisition Price for payment on July 29, 2011), for the shareholders that accept the Offer that choose the Payment in Installments as described in item 2.4.2 (b-1) herein below.

2.4.1.   Calculation of Price per Common Share of Vivo Participações. Considering that the payment of the Brasilcel’s Price of Acquisition was agreed in three installments as described in item 1.3 herein above, being the first installment paid on September 27, 2010, the second installment on December 30, 2010 and the third to be paid on October 31, 2010 (or, prior, on July 29, 2011, if requested by Portugal Telecom), the Offeror considers two alternatives for the payment of the Offer Price, in relation to the amount corresponding to the third installment of the Brasilcel’s Price of Acquisition, as described below.

2.4.2    Payment of the Offer Price. The Offer Price referred to in item 2.4 herein above will be paid to the shareholders that accept the Offer in national currency, as follows:

(a) The installments of the Offer Price corresponding to 80% (eighty per cent) of the first and second installments of Brasilcel’s Price of Acquisition owed to Portugal Telecom and due prior to the Auction (on September 27, 2010 and December 30, 2010, respectively), converted into national currency and adjusted as stated in item 2.4.2.1, (i) and (ii) below, will be paid in a lump sum, on the Offer’s financial settlement date;

(b) the installment of the Offer Price corresponding to 80% (eighty per cent) of the third installment of Brasilcel’s Acquisition Price owed to Portugal Telecom in a date after the Auction Date, can, at the choice of the shareholder that accepts the offer, to his own criteria and without such option being subject to any condition, be paid in installments or in a lump sum, in accordance with Paragraph 1st, article 4th, of CVM Instruction 361, as follows, observing what is stated in items 3.1.1 and 3.2.1 below:

(b-1) Payment in installments: If the shareholder that accepts the Offer chooses to receive the third installment of the Offer in term, his payment will be made in three business days as from (i) the date of the payment of the third installment of Brasilcel’s Price of Acquisition to Portugal Telecom, being such installment calculated based in the amount of such installment of Brasilcel’s Acquisition Price owed to Portugal Telecom for payment on October 31, 2011, then the third installment of the Offer Price in this case will be of € 13.37 per share, converted into national currency as described in item (iii) below; or, (ii) in case Portugal Telecom exercises its right to anticipate the payment of the third installment of Brasilcel’s Acquisition Price for July 29, 2011 as stated in the Agreement, on the date that the third installment of Brasilcel’s Acquisition Price is paid to Portugal Telecom, calculated the same installment based on the amount of such installment of Brasilcel’s Acquisition Price owed to Portugal Telecom for payment on July 29, 2011, being such installment subject to the same adjustment of 5% per year applied to the anticipated payment of Brasilcel’s Acquisition Price to Portugal Telecom on the terms of the Agreement, then in this case, the third installment of the Offer Price will be of € 13.21 per share, converted into national currency as item (iii) below.

(b-2) Payment in a Lump Sum: In case the shareholder that accepts the Offer decides to receive the third installment of the Offer Price in a lump sum, his payment will be made on the financial settlement date of the Auction, jointly with the payment of the two first installments of the Offer Price referred to on item 2.4.2 (a) above, calculated based on the total amount (without discount) of the Brasilcel’s Acquisition Price’s installment that would be owed to Portugal Telecom for payment on October 31, 2011, therefore the third installment of the Offer Price  will be of € 13.37, converted such amount into national currency as item (iv) below, not being applied, therefore, to the shareholder that accepts the Offer, the discount applicable to Portugal Telecom in case of prepayment.

2.4.2.1 Considering that the Offer Price shall be paid to the shareholder that accepts the Offer in national currency, the calculation of the conversion of the installments of the Offer Price will be made by the Offeror in accordance with the following exchange rates:

(i) The amount corresponding to 80% of the price per share paid by Telefónica to Portugal Telecom as the first installment of the Brasilcel’s Acquisition Price on September 27, 2010, of R$69.34 per share, equivalent to € 30.09, will be converted (a) into Dollars at the exchange rate of €/US$ of European Bank, as disclosed in the Reuters (ECB37) Page on the same date thereof, that was of 1.3477; and (b) into Reais, at the exchange rate of US$/R$ corresponding to the closing rate of the date of the payment as disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate, of 1.7100. The amount in national currency of such installment of the Offer Price will be adjusted by SELIC as from September 27, 2010 up to the date of the financial settlement of the Auction;

(ii) The amount corresponding to 80% of the price per share paid by Telefónica to Portugal Telecom as the second installment of Brasilcel’s Acquisition Price on December 30, 2010, is of R$14.79 per share, equivalent to € 6.69, converted (a) into Dollars at the exchange rate of €/US$ of European Bank, as disclosed in the Reuters (ECB37) Page on the same date thereof, that was of 1.3280; and (b) into Reais, at the exchange rate of US$/R$ corresponding to the closing rate of the date of the payment as disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate, of 1.6662. The amount in national currency of such installment of the Offer Price will be adjusted by SELIC as from December 30, 2010 up to the date of the financial settlement of the Auction; and

(iii) In the event of payment of the third installment of the Offer Price in Installments, the amount per share, equivalent to € 13.37 (amount that corresponds to 80% of the price per share owed by Telefónica to Portugal Telecom as the third installment of Brasilcel’s Acquisition Price, considering the amount for payment on October 31, 2011) or € 13.21 (amount that corresponds to 80% of the Price per share owed by Telefónica to Portugal Telecom as the third installment of the Brasilcel’s Price of Acquisition, considering the amount for payment on July 29, 2011), shall be converted into (a) into Dollars at the exchange rate of €/US$ of European Bank of the closing of the last day prior to the effective payment of the third installment of Brasilcel’s Price of Acquisition to Portugal Telecom scheduled to occur on October 31, 2011 or on July 29, 2011 as may be requested by Portugal Telecom, as disclosed in the Reuters (ECB37) Page on the date of payment to Portugal Telecom; and (b) into Reais, at the exchange rate of US$/R$ referred to the closing date of the last day prior to the effective payment of Brasilcel’s Price of Acquisition to Portugal Telecom scheduled to occur on October 31, 2011 or, if requested by Portugal Telecom, on July 29, 2011 disclosed by BACEN on the date of payment to Portugal Telecom, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate. The referred amount in national currency will be paid to the shareholders that accept the Offer that choose for the Payment in Installments described in item 2.4.2 (b-1) above, in three business days as from the payment of the third installment of the Brasilcel’s Acquisition Price to Portugal Telecom, adjusted by SELIC as from the payment of such third installment of the Brasilcel’s Acquisition Price to Portugal Telecom up to the effective payment to the shareholders; and

(iv) in case of Payment in a Lump Sum of the third installment of the Offer Price as described in item 2.4.2 (b-2) above, the amount per share shall be equivalent to € 13.37 (amount that corresponds to 80% of the price per share and owed by Telefónica to Portugal Telecom as the third installment of the Brasilcel’s Acquisition Price, considering the amount for payment on October 31, 2011) without any discount that shall be converted (a) into Dollars at the exchange rate of €/US$ of European Bank at the closing of the last day prior to the Auction as disclosed in the Reuters (ECB37) Page; and  (b) into Reais, at the exchange rate of US$/R$ corresponding to the closing rate of the last day prior to the Auction, disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate. The amount in national currency of the referred installment of the Offer Price will be adjusted by SELIC as from the Auction Date up to its financial settlement date.

2.4.3    Adjustment for dividends. In the event of a new declaration of dividends and/or interest on shareholders’ equity by the Company (other than the one made in the Ordinary Shareholders Meeting held on April 16, 2010) at any time before the Auction Date, the gross value of dividends/interest on shareholders’ equity per Common Share which the shareholders of the Company are entitled shall be discounted from the Offer Price as follows: (i) from the shareholders that were registered as owners or beneficiaries of the respective Common Shares in the date of the declaration of dividends if such date is prior to the financial settlement of the Auction; or (ii) from the shareholders that were registered as owners or beneficiaries of the respective Common Shares that are entitle to the receipt of interest on the shareholders’ equity, if such base date is prior to the financial settlement of the Auction. On December 17, 2010 the Board of Directors of the Company approved the distribution of interest on net equity related to the fiscal year of 2010 in the amount of R$ 220,000,000.00 that corresponds to the gross amount of R$ 0.550564188 per common and preferred share, to the shareholders which are registered on December 31, 2010. Therefore, the gross amount of R$ 0.550564188 per common share will be discounted from the installment of the Offer Price to be paid on the financial settlement of the Auction.

2.4.4.   Final Offer Price. The Offeror will inform the Operations Board of Officers of BM&FBOVESPA up to 9:00 of the Auction Date the final price in reais per share for the Auction corresponding to the installments of the Offer Price to be paid on the date of the financial settlement of the Auction, by a written notice and on the website disclosed on item 8.9 of this Notice.

3.         Auction – Registration, Acceptance of the Offer and accomplishment of the auction.

3.1.      Registration. A holder of Common Shares wishing to accept the Offer, shall register for the Auction between the date of publication of this Notice and 6:00 p.m. on March 17, 2011, which is the Brazilian business day immediately preceding to the date of the Auction, as set forth in item 3.3. below, with the Intermediary Institution (also referred to as “Broker”) or any other broker authorized to operate with the Segment Bovespa of BM&FBOVESPA (together with the Broker indistinctly referred to as “Brokers”).

3.1.1.   Documents Required for Qualification. A holder of Vivo Participações Common Shares wishing to accept the Offer, including those holding Common Shares in accordance with Resolution 2,689 of the Brazilian Monetary Council, shall enroll himself or herself with his or her respective Broker, indicating the number of Common Shares he or she intends to sell. In case a holder of Common Shares is not already enrolled with a Broker, he or she shall, at his or hers sole discretion, engage a Broker and provide all documentation required by such Broker for enrollment purposes. As a part of the procedures for enrollment, the shareholder that choose for the receipt of the Offer Price as Payment in Installment referred to in item 2.4.2 (b-1) above shall mandatorily declare that he/she shall, (i) keep himself enrolled with the Broker up to the settlement of the third installment of the Offer Price or (ii) in case he/she chooses to enroll with other Broker until the date of the receipt of the third installment of the Offer Price, to inform such fact to the original Broker, with least three days prior to the effective payment of the referred installment, being the original Broker obliged to send such information to the Depositary Central of BM&FBOVESPA up to the business day prior to the effective payment. If the account held with the original Broker becomes inactive, or if the Broker transference takes place and the original Broker is not informed by the shareholder as established above, the Câmara de Compensação e Liquidação do Segmento BOVESPA will inform the Intermediary Institution the name, address and number of shares, for the shareholder to receive directly [in the bank agencies of the depositary institution of the shares of the Company] the third installment of the Offer Price, that in this case will not be subject to monetary correction as from the financial settlement.

Without prejudice of other documents or additional information that the Broker may request, the shareholder shall present the following documents in order to be able to enroll:

  (i)      individual: certified copies of the proof of registration at Cadastro de Pessoa Física – CPF  and of the Identity Card (RG) and also a proof of residence. Assets, minors and civilly disables agents/representatives as well as shareholders represented by an attorney-in-fact, shall provide the documents granting powers of representation as well as the certified copies of the Cadastro de Pessoa Física – CPF and of the Identity Card (RG) of the agents/representatives. Assets, minors and civilly disables agents/representatives shall also provide their judicial authorization; or

(ii)  corporate entity: certified copy of the following documents: the last consolidated and current By-laws or Articles of Association, proof of registration at Cadastro Nacional de Pessoa Jurídica – CNPJ, corporate documents (Minutes of representative election) granting powers for the representative and also the CPF, Identity Card (RG) and proof of residence of such representatives. Investors who are residents abroad may be obligated to provide other documents regarding their representation.

3.1.2. Common Shares Held in Custody of Banco Bradesco S.A. Company´s Common Shares deposited in Banco Bradesco S.A. (“Bradesco”), as a custodian of the book-entry shares of the Company, in accordance with the procedures set forth in item 3.1.1. above, shall be deposited in advance at Central Depositária BM&FBOVESPA, as per the rules, terms and procedures of the Central Depositária BM&FBOVESPA, which procedures shall be completed by 6:00 p.m. on the Brazilian business day immediately prior to the Auction Date (March 17 2011). Shareholders holders of Common Shares deposited in custody at the Central Depositária BM&FBOVESPA, shall only qualify themselves with one of the Brokers at their choice as per items 3.1. e 3.1.1. above.

3.1.3.   Holders of investments made in accordance with Resolution 2,689 of the Brazilian Monetary Council (Conselho Monetário Nacional - “CMN”). The shareholder that invested in Common Shares in accordance with Resolution 2,689 of the Brazilian Monetary Council, besides the documents described in items (i) and (ii) of Section 3.1.1 herein above, as the case may be, and the other documents that are eventually required by the Broker, shall, still, grant to the Broker retained to represent him/her, before the Auction Date, document proving the number of registration with  CVM and with RDE-Portfolio with the Brazilian Central Bank (Banco Central do Brasil - “Bacen”). In case this investor that used the mechanism of Resolution 2.689 to invest in Common Shares is a foreign natural person, he/she shall present, besides the documents herein described, a copy of his/hers CPF.

3.2.      Acceptance of the Offers. The acceptance of Offers shall be made by Brokers by order of shareholders of the Common Shares which complied with the registration requirements set out in item 3.1 and its sub items and that contain the information referred to in Section 3.2.1 of this Notice.

3.2.1.   Procedure of the Brokers. Brokers representing the shareholders who complied with the requirements set out in item 3.1 above shall register the amount of Common Shares that each shareholder that accepts the Offer wishes to sell and the option of the shareholder regarding the receipt of the third installment of the Offer Price, if with Payment in a Lump Sum or in Installments (“Sales Order”) until 1 (one) hour prior to the Auction beginning, using the following codes provided for Vivo Participações: code VIVO3L for payment of the Offer Price completely in a lump sum and code VIVO11L for the payment of the Offer Price in installments.

3.2.2.   Implication of Accepting the Offer. By accepting the Offer, each shareholder that accepted the Offer agrees to transfer to the Offeror the ownership of his or her Common Shares, according to the terms and conditions provided herein, free and clear of any liens or restrictions of any nature.

3.2.3.   Irrevocable and Irreversible Acceptance. The acceptance of the Offers and consequently, the Sales Orders of the Common Shares are irrevocable and irreversible after the opening of the respective Auction.

Warning: Each shareholder that accepts this Offer is responsible for taking all necessary actions for timely transferring to BM&FBOVESPA custody of the Common Shares that he or she intends to sell to allow registration in the Auction and financial settlement, in conformity with the terms set forth in this Notice. The Offeror alerts the shareholders that the procedures regarding verification of documents and transfer of the Common Shares described above are subject to the rules and internal procedures of Brokers, custodians and BM&FBOVESPA, and each shareholder must take all measures in advance for purposes of registration in the Auction.

3.3.      Auction. The Auction which will be held to negotiate Vivo Participações’ Common Shares will be held at MEGABOLSA, the trading electronic system of BM&FBOVESPA (“Auction”). This Offer will be in force for the term of 30 (thirty) days, and so the Auction will be held on March 18, 2011 (“Auction Date”), at 3:00 p.m..

3.3.1.   Interference in the Auctions. A potential buyer of each total or partial lot of Common Shares may interfere in the Auction provided that (i) such party has obtained a registration for a concurrent offer with CVM in accordance with the terms of Articles 12, paragraph 4th and 13 of CVM Instruction No. 361; (ii) the value of the concurrent proposal is at least 5% above the Price of the relevant Offer and (iii) the other requirements and procedures for the respective Offers as set forth in this Notice are satisfied; and (iv) such potential buyer shall have obtained BM&FBOVESPA acceptance until 6:00 p.m. of March 17, 2011.

3.4.      Financial Settlement of the Offers. The Offer will be settled on a gross settlement basis, as defined by the Operational Procedures of BM&FBOVESPA, that does not act as a central counterpart guaranteeing the transaction. BM&FBOVESPA will be in charge to make the payments to the respective custody agents, that shall deliver the fully amount to the shareholders that accept the Offer.

The physical settlement of the Shares offered to sell and the consequent transfer of the ownership of Shares to the Offeror will be implemented on the 3rd business day after the Auction Date, date in which the financial settlement of the first and second installments of the Offer Price shall take place to all selling shareholders.

For the shareholders that choose for the payment of the third installment in a lump sum, the financial settlement will happen on the 3rd business day after the Auction Date. For the shareholders that choose for the payment of the third installment in installments, the financial settlement will happen on the due dates indicated in item 2.4.2. b (b-1).

3.5.      Guarantee of Financial Settlement. The Intermediary Institution will guarantee the financial settlement of the Offer (including the payment in installments established in item 2.4.2 (b-1)).

3.6.      Brokerage Costs and Fees. All brokerage costs and fees relating to the purchase of the Common Shares, including “emolumentos” and the settlement fees charged by BM&FBOVESPA, will be borne by the Offeror, whereas those relating to the sale will be borne by the respective selling shareholders. The expenses arising from the Auction, such as brokerage costs and fees, emolumentos and fees charged by BM&FBOVESPA will be set in accordance with the applicable price table on the Auction Date and other legal provisions in force and will incur over the final price of the Auction.

3.7.      Shareholders wishing to accept the Offer by selling their Common Shares in the Auctions must meet the requirements for trading such shares as set forth in Regulamento de Operações do Segmento BOVESPA of BM&FBOVESPA.

3.8.      Amendment. The Offer is unamendable and irrevocable, unless a subsequent and unforeseen material change occurs in the circumstances or the facts existing on this date that results in a substantial increase in the risks taken by the Offeror in connection with either of the Offers, in which case the Offeror may amend such Offer, provided that the amendment must be previously and expressly authorized by CVM and that the Offeror publishes a notice of material fact clarifying the authorized amendments, the remaining term of the Notice and the new auction date.

4.         Valuation Report

4.1.      Valuation. Banco de Investimentos Credit Suisse (Brasil) S.A. (“Appraiser”) prepared a valuation report of the Company (the “Valuation Report”), in accordance with and for the purposes of CVM Instruction No. 361. The base date of the valuation is June 30, 2010. The Valuation Report contains the calculation of the price of the outstanding shares of the Company, according to the following methodology: (a) the volume weighted average trading price on the stock exchange; (b) book value per share; (c) discounted cash flow, as described below:

Methodology	Value per share
Discounted Cash Flow	Value between R$67.82 and R$74.21
Volume Weighted Average Trading Price at BM&FBOVESPA between May 10, 2009 and May 10, 2010	R$43.07
Volume Weighted Average Trading Price at BM&FBOVESPA between May 10, 2010 and January 28, 2011	R$100.06
Book Value based on the Balance Sheets as of June 30, 2010	R$22.71

4.2.      Representations of the Appraiser. The Appraiser represented in the Valuation Report that (i) within the criteria of valuation in the Valuation Report, it considers the criteria of economic value by the methodology of discounted cash flow is the most adequate for the valuation of the Company; (ii) does not have conflict of interest that diminish its necessary independence for development its functions; (iii) the Appraiser, its controlling shareholder and people related to the Appraiser and to the controlling shareholder, on the date of preparation of the Valuation Report, were holders, directly or indirectly, of  2,561,194 common shares (VIVO3) and 1,293,004 preferred shares (VIVO4) issued by Vivo Participações; and (iv) will receive €1,1 million as its remuneration for preparation of the Valuation Report.

4.3 Assumptions and Information. The assumptions and information used in the preparation of the Valuation Report are detailed in pages 24 and 25 of the Valuation Report.

4.4 Independent Valuation. Besides the existence of the Valuation Report, each shareholder of the Company shall make his/hers independent valuation of the information provided in the Valuation Report and in this Notice and decide, for his/hers own judgment, about the convenience and interest in sale his/hers Common Shares in accordance with the terms of this Offer.

5.         Information of the Company

5.1. Head Office, Jurisdiction and Corporate Purposes. The head office of the Offeror is located at Av. Roque Petroni Junior, No. 1,464, 6th floor, Lado B, Parte, in the city of São Paulo, State of São Paulo, Brazil.  The Offeror is a closely-held corporation, controlled by Vivo Participações. Vivo Participações is a publicly-held corporation, incorporated under the laws of Brazil, with head offices at Av. Roque Petroni Junior, No.1464, São Paulo, State of São Paulo. Vivo Participações was formerly named Telesp Celular Participações S.A., and controls Vivo S.A., provider of SMP service, that develops SMP services in the areas 7 and 8 of Regions I and II, in the Service Area 7 of Region II, and SMP services in Region I (service areas 3 and 9), in Region II (service area 6) and Region III (service areas 1 and 2). On the Anatel´s Action occurred on September 18th, 2007,  Vivo S.A. acquired the Band L lots, except for lot 16 (area of Londrina – PR into region 5) and of lot 20 (North of Brazil – region 8). Band L comprises lots in the frequency range from 1895 to 1900 Mhz and from 1975 to 1980 Mhz, with 5 + 5 Mhz width. On December 20, 2007, Vivo S.A. acquired the last coverage gap that would allow it to operate throughout the whole Brazilian territory, the Band G lot which comprises frequency range 10 + 10 Mhz. Since April 3, 2008, Vivo Participações controled Telemig Participações, which was the controlling shareholder of Telemig Celular, an operator of SMP in region I of the PGA (4 rendering area). On November 13, 2009 and June 01, 2010, respectively, the companies were merged into Vivo Participações.

5.2       Brief History, Business Sector and Activities. Vivo Participações is the leading provider of mobile telecommunication services in Brazil (by means of its controlled company), comparing to others providers of mobile telecommunication services at the market.(4)

Vivo Participações was constituted on May, 1998 with the corporate name of Telesp Celular Participações S.A., as a holding company. Its constitution was a result of the spin off of TELEBRÁS, which within the scope of the its privatization process, acquired the control of the a company operator of mobile telecommunications services in São Paulo (Banda A) and also of Telesp Celular S.A. On February, 2001, Vivo Participações acquired Global Telecom S.A., a company operator of Banda B in the States of Paraná and Santa Catarina.

(4) Provided by Anatel

Vivo Participações was constituted on May, 1998 with the corporate name of Telesp Celular Participações S.A., as a holding company. Its constitution was a result of the spin off of TELEBRÁS, which within the scope of the its privatization process, acquired the control of the a company operator of mobile telecommunications services in São Paulo (Banda A) and also of Telesp Celular S.A. On February, 2001, Vivo Participações acquired Global Telecom S.A., a company operator of Banda B in the States of Paraná and Santa Catarina.

The controllers of Vivo Participações were also controllers of holdings and other companies providers of mobile telecommunication services in the States of Bahia and Sergipe (Tele Leste, Telebahia and Telergipe), Rio de Janeiro and Espírito Santo (Tele Sudeste, Telerj and Telest), and also Rio Grande do Sul (Celular CRT Participações and Celular CRT). On April 25, 2003, Vivo Participações acquired (i) from Fixcel S.A. 64.03% of the outstanding and voting stock of Tele Centro Oeste Celular Participações S.A. (“TCO”), controlling shareholder and operator of companies providing SMP service in the Federal District of Brazil, as well as in the States of Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Acre and Tocantins, and (ii) NBT, a provider of SMP in the States of Amapá, Amazonas, Maranhão, Pará and Roraima. Therefore, the SMP services that were provided by the operating companies in all areas and regions mentioned above from then on were being provided by Vivo S.A.

On February 22, 2006, a corporate reorganization was approved and as a consequence (i) TCO became a wholly-owned subsidiary of Vivo Participações, and (ii) Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. were merged into Vivo Participações.  On October 31, 2006, the merger by Vivo S.A. (formerly Global Telecom S.A.) with the operators previously controlled by the holding companies acquired by Vivo Participações was approved.

On August, 2nd, 2007, Vivo Participações signed the contract “Contrato de Compra de Ações” with Telpart, to acquire the control of Telemig Participações (controlling shareholder of Telemig Celular) and Tele Norte Celular Participações S.A. (“Tele Norte”) – controlling shareholder of Amazônia Celular, and also acquired 22,73% and 19,34%, respectively, of the stock capital of Telemig Participações and Tele Norte, for a price of R$1.2 billion, subjected to certain price adjustments. On that occasion, Telpart was the controlling shareholder of Telemig Celular and Tele Norte. Besides that, in accordance with the agreement, Vivo Participações acquired from Telpart certain subscription rights regarding the goodwill reserve of R$ 87 million (R$ 65,8 million regarding Telemig Celular and  R$ 21,1 million regarding Tele Norte). On November 9, 2007, ANATEL approved the acquisition of Telemig Participações by Vivo Participações, according to the Act No. 68.401.

On December 20, 2007, Vivo Participações sold to Telemar the totality of Tele Norte shares, which had been acquired from Telpart. After the signature of the contract, ANATEL approved the transfer of Tele Norte shares to Vivo Participações and the consequent transfer of these shares to Telemar, according to Act No. 1.261, dated March 5, 2008 and published at the Official Gazette of the Federal Executive (DOU) on March 7, 2008.  The value of the acquisition has been agreed  in the amount of R$ 120.01 million, subjected to the monetary correction set forth in the Share Purchase Agreement dated as of December 20, 2007, which was equivalent to the price that the Company has paid for the shares, in accordance with the Share Purchase Agreement dated as of August 02, 2007.

On April 3, 2008, Telemig Participações and Tele Norte shares were transferred to Vivo Participações, and Tele Norte was transferred to Telemar Participações.

After that, Vivo Participações completed, by means of its subsidiary TCO IP, the following: (i) a mandatory tender offer to Telemig Participações and Telemig Celular minority shareholders, for a price of R$120.93 and R$2,100,03 for share, respectively, on July 15, 2008; and (ii) a voluntary tender offer on April 8, 2008, for the acquisition of until 1/3 of Telemig Participações and Telemig Celular preferred shares, for a price of R$63.90 and R$ 654.72, respectively.

On April 4, 2008, Vivo Participações approved the transfer of the control of TCO IP from Vivo S.A. to Vivo Participações. As a result of this transfer, TCO IP became a wholly-owned subsidiary of Vivo Participações.

On August 26, 2008, Vivo Participações subscribed a capital increase at TCO IP in the amount of R$1.149 billion, which was paid with the transfer of 7,258,108 common shares and 969,932 preferred shares of Telemig Participações and Telemig Celular. As a result, TCO IP became the direct shareholder controller of Telemig Participações. On December 29, 2008, Vivo Participações and Telemig Participações announced the approval of a corporate restructure whereby TCO IP was spin off and merged into Telemig Participações and Telemig Celular.

On March, 20, 2009, the Boards of Directors of Vivo Participações, Telemig Participações and Telemig Celular approved to submit a corporate restructuring proposal to the shareholders of both companies, whereby Telemig Participações would merge Telemig Celular shares and after that the Company would merge Telemig Participações shares. As a result, Telemig Celular became a wholly-owned subsidiary of Telemig Participações as well as Telemig Participações became a wholly-owned subsidiary of the Company (“Telemig corporate restructure process”)

The reason of Telemig corporate restructure process was to simplify the organizational structure of the involved companies, which three of them were publicly-held corporations and two had ADRs negotiated abroad, in order to reduce the administrative costs  and also allow the shareholders to participate in just one company with shares negotiated at national and international stock exchanges. As consequence, there was an increase of liquidity of the shares and facilitating the unification and standardization of the administration of the Company.

As a consequence of Telemig corporate restructure process, the totality of Telemig Celular shares was incorporated by Telemig Participações. The holders of these shares received new shares issued by Telemig Participações. On the same date, Telemig Participações shares were incorporated by Vivo Participações and the holders of these shares received new shares issued by Vivo Participações.

In order to issue an opinion regarding the Telemig corporate restructure process and also to submit recommendations for the Administrative Council of the three involved companies, it were created independents Special Councils, according to Parecer de Orientação No. 35/08 issued by CVM.

Telemig corporate restructuring process was approved by the shareholders on a Extraordinary Meeting held on July 27, 2009.

On October 8, 2009, the Boards of Directors of Vivo Participações and Telemig Celular Participações approved the terms and conditions for the merger of the Telemig Celular Participações assets by Vivo Participações and for the consequent extinction of Telemig Celular Participações. These terms and conditions were approved on General Shareholders Meetings´ held on November 13, 2009.

Telemig Celular was recently merged into Vivo Participações, by the approval of shareholders on General Mettings´ held on July 1st, 2010.

The control of Vivo Participações is exercised by the national holdings TBS Celular Participações Ltda., Portelcom Participações S.A. and PTelecom Brasil S.A., all of them closed held corporations so far controlled by Brasilcel. Brasilcel is a company duly organized and existing according to the laws of Netherlands. Its shares were held equally by Portugal Telecom and Telefónica. However, since September 27, 2010, Telefónica owns 100% of its shares. The corporate purpose of Brasilcel is to hold the controlling interest of companies that provide SMP services throughout the Brazilian territory. Telefónica S.A. became the holder of shares of the Brazilian holdings in the chain of control of the Company that were held, indirectly by Telefónica, S.A., by means of holding Brasilcel, N.V., as a result of a transaction held abroad.

5. 3.     Capital Stock. On September 30, 2010, the capital stock of Vivo Participações was of R$8,780,150,322.86, represented by 400.713.827 registered, book-entry shares, without par value, of which 137,269,188 were common shares and 263,444,639 were preferred shares.

5. 4.     Ownership Structure. The ownership structure Vivo Participações on this date hereof is the following:

Ownership Structure of Vivo Participações S.A.
Shareholders	Common	%	Preferred	%	Total	%	Capital (R$)
Controlling Shareholders/ Administrators
Telefónica S.A.	52,731,031	38.41	91,087,513	34.58	143,818,544	35.89	3,151,247,475.01
Portelcom Participações S.A.	52,116,302	37.97	24,669,191	9.36	76,785,493	19.16	1,682,467,950.26
TBS Celular Participações Ltda	17,204,638	12.53	291,449	0.11	17,496,087	4.37	383,361,550.24
Shares in treasury	-	-	1,123,725	0.43	1,123,725	0.28	24,622,245.99
Outstanding shares	15,217,217	11.09	130,838,240	49.66	146,055,457	36.45	3,200,261,087.91
Cyrte Investments GPI B.V	-	-	15,434,521	5.86	15,434,521	3.85	338,190,013.45
Total	137,269,188	100	263,444,639	100	400,713,827	100	8,780,150,322.86

5. 5.     Economic-Financial Indicators of Vivo Participações. The economic-financial indicators of Vivo Participações, based on its consolidated financial statements as of September 30, 2010, are the following:

Vivo Participações (consolidated)

	31/12/08(1)	31/12/09 (2)	30/09/10 (3)
Paid up Capital Stock (R$ million)	6,710.5	8,780.2	8,780.2
Shareholders Equity (R$ million)	8,267.5	10,190.8	9,678.2
Net Operational Revenue (R$ million)	15,469.7	16,363.2	13,242.9
Operating Income (R$ million)	738.9	1,369.5	1,663.7
Net Income (Loss (R$ million)	389.7	857.5	1,029.7
Total Liability (R$ million)	23,796.8	22.017.10	21,321.7
No. of shares, Ex Treasury Shares (million)	367.4	399.6	399.6
Income per Share (R$ per share)	1.06	2.15	2.58
Equity Value per Share (R$ per share)	22.5	25.50	24.22
Total Liability/Shareholders Equity (%)	287.8%	216.0%	220.3%
Net Income /Shareholders Equity (%)	4.7%	8.4%	10.6%
Net Income /Net Operational Revenue (%)	2.5%	5.2%	7.8%
Net Income /Paid up Capital Stock (%)	5.8%	9.8%	11.7%

Notes:     (1) In accordance with financial statement of 2009, data of the comparative prior period (2008) of the consolidate financial statements, or indicators calculated as from these data.
                (2) As information stated in financial statements of 2009, data of 2009 of the consolidate financial statements, or indicators calculated as from these data.
                (3) As information stated in the ITR on the third semester of 2010.
                (4) the patrimonial items referrers to the balance on September 30, 2010, the equity corresponds to the accumulated amounts of period of January 01, 2010 through September 30, 2010.

5.6. Trading Historical Information of shares of Vivo Participações (VIVO3) in the last 12 (twelve) months(1):

Month	Neg. Code	Kind	Amount	Volume (R$)	Min. Price (R$/ação)	Max. Price (R$/ação)	Average Price (2) (R$/ação)	Closing Price (R$/ação)
Janeiro-11 (*)	VIVO3	ON	61.000	6.988.024,00	108,44	114,90	112,38	114,80
Dezembro-10	VIVO3	ON	21.700	3.538.072,00	107,22	110,44	108,65	108,45
Novembro-10	VIVO3	ON	1.766.700	220.034.798,00	109,05	116,00	112,35	111,47
Outubro-10	VIVO3	ON	164.500	19.201.543,00	112,50	118,98	114,92	115,99
Setembro-10	VIVO3	ON	156.600	17.384.576,00	106,40	116,00	111,04	114,50
Agosto-10	VIVO3	ON	1.769.900	192.919.656,00	105,01	111,58	109,15	109,70
Julho-10	VIVO3	ON	4.476.000	409.814.093,00	82,03	111,00	91,05	109,99
Junho-10	VIVO3	ON	694.800	63.872.960,00	70,00	93,90	86,78	86,00
Maio-10	VIVO3	ON	267.400	15.528.917,00	40,70	78,99	58,59	73,00
Abril-10	VIVO3	ON	211.000	11.447.615,00	43,00	49,00	46,86	46,29
Março-10	VIVO3	ON	127.500	6.177.619,00	46,00	51,00	48,62	48,50
Fevereiro-10	VIVO3	ON	199.000	10.650.653,00	46,63	51,54	52,68	48,17
Janeiro-10	VIVO3	ON	94.100	5.698.619,00	47,06	52,51	51,81	50,57

(1) Source: Bloomberg e Economática
(2) The Average price weighted by volume
(*) Up to January 28, 2011

6.         Information on the Offeror

6.1.      Head Office, Jurisdiction and Corporate Purposes. The Offeror is a company organized according to the Brazilian laws, which main purpose is to hold the control of Telecomunicações de São Paulo S.A. (“Telesp”). Its corporate purpose also includes the direct or indirect participation as shareholder or quotaholder of companies that provide telecommunication services, industrialization and commercialization of equipments and related activities.

Telesp is a telecommunication services provider and also a concessionaire of Serviço de Telefonia Fixa Comutado (STFC), which provides local and long distance services at Region 3 (State of São Paulo), at sectors 31, 32 and 34 established at Plano Geral de Outorga (PGO), as well as international services, as allowed by Act No. 23.395, dated March 1st, 2002.

The head office of the offeror is in the City of São Paulo, State of São Paulo, at Rua Martiniano de Carvalho, 851, 20º andar – Parte Bela Vista, São Paulo – SP, CEP 1321-001.

6.2.      Brief History, Business Sector and Activities

The Offeror was constituted as a holding in 1996, under the corporate name of Telefónica do Brasil Holding S.A., with the purpose to hold the controll of Companhia Riograndense de Telecomunicações - CRT. On 1998, its corporate name changed into Tele Brasil Sul Participações S.A. and in July of the same year, it began to hold Telecomunicações de São Paulo S.A. – Telesp shares. On February, 1999, there was its spin off and another corporate name changed to SP Telecomunicações Holding S.A. On October, 2002, it became a limited liability company, under the corporate name of SP Telecomunicações Holding Ltda. Finally, on February, 2008, its corporate name was once more changed, to SP Telecomunicações Participações Ltda. The offeror currently holds the majority of Telecomunicações de São Paulo S.A. – Telesp common shares, a company that provides telecommunication services for Grupo Telefónica no Brasil.

The purchaser of shares of Brasilcel and controlling shareholder of the Offeror Telefónica, is a company duly organized under the laws of Spain, with headquarter in the City of Madrid, constituted on April 19, 1924 and formerly named Telefónica de España S.A..

Telefónica has more than 260 million clients throughout 22 countries, most of them in Spain and in Europe and Latin America at this latter were the company concentrates its growth strategy.

Telefónica is the parent company of “Grupo Telefónica” and some of its corporate purpose are to operate as a holding of Grupo Telefónica and also to coordinate and administrate Grupo Telefónica´s business: allocating efficiently the resources among Telefonica Group of companies; establishing management orientation for that group, managing the portfolio business of Telefonica Group, keeping cohesion in Telefonica Group and promoting synergies among the group’s subsidiaries.

Telefónica has its headquarters in the City of Madrid, Spain, at Gran Via 28. Grupo Telefónica provides one of the most recognized telecommunication services of the world, mainly in Spain, Europe and Latin America.

Telefónica has developed a method of regional administration based on three business units, each of them in charge of telecommunication services:

  Telefónica Espanha: operates telecommunication services, broadband, Internet, paid television and data services in Spain.

  Telefónica Europa: operates telecommunication services, broadband, Internet, paid television and data services in United Kingdon,Germany, Ireland, Czech Republic, Slovakia and the Isle of Man.

  Telefónica América Latina: operates telecommunication services, broadband, Internet, paid television and data services in Latin America.

Telefónica by means of Telefónica de Contenidos and Atento, respectively, provide media segments and call center services.

6.3.      Information on Offeror’s Controlling Shareholders. Telefónica Internacional, S.A. (“TISA”) holds 99.99% of the Offeror’s capital stock.

TISA is a 100% private company. By means of its subsidiaries, TISA is one of the major telecommunication services providers of the world. Telefónica (which acquired Brasilcel´s shares), holds 100% of TISA´s capital stock.

7. OFEEROR’S DECLARATION

7.1. Observed the provision of section 7.2. above, the Offeror undertakes to pay to the holders of Common Shares of each of the Companies that accept the respective Offer the highest amount of (a) the respective Offer Price, adjusted as provided in this Notice and by any changes in the number of shares arising from stock dividends, stock splits, reverse stock splits and conversions that may occur, and (b) the following values: (i) the price per share which would be due, or which might be due, upon the occurrence, within one (1) year from the Auction Date, of either a fact requiring or which might require the holding of a mandatory public offer or acquisition of the same shares, as provided for by CVM Instruction No. 361/02, or (ii) the amount to which they would be entitled in the event they were still shareholders and dissented from the resolution that approved a corporate event permitting the exercise of rights to withdraw, also within 1 (one) year from the Auction Date.

7.2.      The Offeror informs that its controlled company Telesp (indirectly controlled by Telefónica) and Vivo Participações are considering to implement corporate restructurings that involves both companies aiming at the integration of its businesses.

Beginning the corporate restructurings, it was approved by the Boards of Directors of the companies herein above mentioned that the process of merger of shares of Vivo Participações into Telesp be initiated, as disclosed in a Notice of Material Fact published on December 27, 2010, aiming the unification of the shareholding positions of the companies, both publicly-held and listed in BM&FBOVESPA and with ADRS traded abroad. In accordance with Law 6,404/76 and Instruction 319/99, as well as the by-laws of the companies, financial advisors and specialized companies were retained for preparation of studies regarding the merger of shares and of the appraisal reports of the Companies that will serve as a base for the establishment of the exchange ratio of shares and the increase of capital stock arising from the merger of shares and, still, for the purposes of article 264 of Law 6,404/76.

The intended merger of shares is subject to the regulatory approvals (ANATEL) and the necessary corporate approvals and the procedures stated in the corporate law and in CVM regulation, including the Parecer de Orientação CVM N. 35/08, that shall be adopted to contribute to defend the interests of both companies and to attend that the transaction observe commutative conditions. Therefore, it is estimated that the merger of shares will be implemented during the first semester of 2011.

Considering that both companies (Telesp and Vivo Participações) are publicly-held companies, the shareholders that dissent from the resolutions that are taken regarding the corporate restructurings involving Vivo Participações and Telesp can exercise the withdrawal right in the terms of article 137 of Law 6,404/76. Taking into consideration the information above, the Offeror is not obliged to pay to the holders of Common Shares of the Company that accept the Offer, the eventual difference in greater, if there is any, between the Offer Price that receive for their shares to the amount owed as a result of the right of withdrawal arising from the implementation of corporate restructuring herein mentioned, in accordance with §1st, article 10 of Instruction CVM 361.

8.         Other Information.

8.1.      Updating of Publicly-Held Company Registration. The registration of each of the Companies as a publicly-held company in accordance with article 21 of Law No. 6,385/76 is duly updated.

8.2.      Non-existence of Non-Disclosed Material Facts or Circumstances Not Disclosed. The Intermediary Institution and the Offeror represent that they are not aware of the existence of any material facts or circumstances not disclosed to the public, which might materially influence the Company’s results or trading price of its Common Shares.

8.3.      Information provided by the Offeror. The Offeror are responsible for the veracity, reliability and sufficiency of the information provided to the CVM and the market, as well as for any consequential damages caused to the Company, their shareholders and third parties resulting from any intentional or willful misrepresentation or imprecision with respect to or omission of such information.

8.4       Caution and Diligence of Intermediary Institution. The Intermediary Institution acted with caution and a high standard of diligence to ensure that the information provided by the Offeror is correct, precise and sufficient and does not omit any information required to make it correct, precise and sufficient, and has verified the sufficiency and reliability of the information provided to the market during the Offers, including the information disclosed by the Companies in the Valuation Report and this Notice.

8.5.      Ownership of the Shares by the Offeror. The Offeror represents that it does not hold shares of the Company and that its controlling shareholder, Telefónica, holds indirectly, 238,100,124 shares of the Company, being 122,051,971 common shares and 116,048,153 preferred shares.

8.6.      Ownership of the Shares of the Company by the Intermediary Institution.  In accordance with article 7, paragraph 5th., of CVM Instruction 361, the Intermediary Institution represents that, its controlling shareholders and any person related to the Intermediary Institution and to its controlling shareholder, in the date hereof, were holders, directly or indirectly, of 2,561,194 common shares (VIVO3) and 1,293,004 preferred shares (VIVO4) issued by Vivo Participações S.A.

8.7.      Relationship between the Offeror and the Intermediary Institution.   Except for  services in connection with this Offer and the consultancy services in the context of this Offer, the Intermediary Institution and/or any other company from its economic group do not maintain any other relationship with the Offeror. However, the Offeror may hire the Intermediary Institution and/or  any other company from the Intermediary Institution’s economic group in the future to render services of investment banking, brokerage or any other services or transactions necessary for the conduction of the Offeror’s activities.

8.8.      Identification of Legal Advisors for Brazilian Law.

Offeror’s Legal Advisor:

Machado, Meyer, Sendacz e Opice Advogados
Av. Brigadeiro Faria Lima, 3.144, 11º andar
01451-000, São Paulo, SP, Brasil

Intermediary Institution’s Legal Advisor:

Pinheiro Guimarães –Advogados
Av. Paulista 1842, 24º andar
01310-923, São Paulo, SP, Brasil

8.9       Access to Documents relating to the Offer. The documents of the Offer (Valuation Report, this Notice and the justified demonstration of the calculation of the Price of the Offer) and the list of the shareholders of each of the Companies, with their respective addresses and amounts of shares, listed by class (being this last document only available upon identification and receipt signed by the interested party) are at the disposal of any interested party at the addresses provided below. In addition to the following addresses, the Valuation Report and this Notice may be found on the Internet at the following sites:

Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores   Mobiliários
Av. Brigadeiro Faria Lima, 3064 – 13º e 14º andares, São Paulo, SP
www.credit-suisse.com/br

SP Telecomunicações Participações Ltda.
Rua Martiniano de Carvalho, 851 – 20 º andar- Parte, São Paulo, SP
www.telefonica.com.br

Vivo Participações S.A.
Av. Roque Petroni Júnior, 1.464, 6º andar, Lado B, São Paulo, SP
www.vivo.com.br/ri

Comissão de Valores Mobiliários – CVM
Rua Cincinato Braga, 340 – 2º, 3º e 4º andares, Edifício Delta Plaza, São Paulo, SP
Rua Sete de Setembro, 111, 5º andar - “Centro de Consultas”, Rio de Janeiro, RJ
www.cvm.gov.br

BM&FBovespa - Bolsa de Valores, Mercadorias e Futuros de São Paulo
Praça Antonio Prado, 48, 2º andar, São Paulo, SP
www.bmfbovespa.com.br

8.10.    Registration with CVM: The Offer as to which this Notice refers to is registered  before CVM under No. CVM/SRE/OPA/ALI/2011/002, on February 11, 2011. BM&FBOVESPA authorized the Auction for the Offer to be held at is electronic trading system.

THE GRANTING OF THE REQUEST FOR REGISTRATION OF THIS OFFER BY CVM DOES NOT IMPLY A JUDGMENT BY CVM THAT THE GIVEN INFORMATION IS TRUE OR ANY JUDGMENT BY CVM ABOUT THE
QUALITY OF THE OBJECT COMPANY OR ABOUT THE PRICE OFFERED
FOR THE SHARES THAT ARE THE OBJECT OF THIS OFFER.

Exhibit b
Valuation Report as per CVM Instruction 361

CREDIT SUISSE

Confidential

Appraisal report

Vivo Participações S.A.

Important Disclaimer: This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, the Portuguese version is the only valid and complete version, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. This translation was made by persons whose native language is not English, therefore there is no warranty as to the accuracy, reliability or completeness of this translation and you should not rely on the accuracy, reliability or completeness of this translation. Any person reading this translation and relying on it must do so at his or her own risk. The original version of this Appraisal Report in Portuguese can be found in Vivo's website.

January 28, 2011

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION

These materials may not be used or relied upon for any purpose other than as specifically contemplated by a written agreement with Credit Suisse AG or its Affiliates (hereafter "Credit Suisse").

Agenda

1. Executive summary p.2

2. Information about the evaluator p.5

3. Sector and Company overview p.11

4. Valuation methodology p.18

5. Valuation of Vivo shares p.22

6. Valuation support calculations p.41

Appendix

A. Glossary p.44

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Transaction Overview

Step 1 – Acquisition of Brasilcel

On July 28th, Telefónica and Portugal Telecom ("PT") have signed an agreement for the acquisition of PT's 50% stake in Brasilcel

- Brasilcel owns shares representing approximately 60% of the capital stock of Vivo
- The acquisition price for the aforementioned capital stock of Brasilcel was 7,500 million Euros, of which 4,500 million Euros were paid at the closing of the transaction (September 27th, 2010), 1,000 million Euros will be paid on December 30, 2010, and 2,000 million Euros on October 31, 2011, although Portugal Telecom will be able to request for this last payment to be executed on July 29, 2011, and therefore the price of the acquisition and the closing payment will be reduced in approximately 25 million Euros
- On September 27th, 2010, agreements entered into by the Telefónica and Portugal Telecom regarding their joint venture in Brazil have been terminated (shareholders agreement and subscription agreement)

Step 2 – Tender Offer ("OPA")

- The Company intends to launch the OPA for the voting shares of Vivo (VIVO3), for a price equal to 80% of the price per share paid to Portugal Telecom in connection with the acquisition of PT's 50% stake in Brasilcel

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3

Valuation summary

- Among the following valuation methods presented below, the discounted cash flow ("DCF") is what best represents the intrinsic value of Vivo's shares, since it takes into account operational and financial specificities of the Company as well as its future growth prospects
- Based on the economic value obtained by DCF, Vivo's shares are valued between R$67.82 and R$74.21 per share

Comparison of the different appraisal methods

(Price per share in R$)
Discounted Cash Flow (1)
WACC: 11.3% g: 2.0%
67.82
74.21
VIVO4: weighted average price from 10-May-09 to 10-May-10 (3)
VIVO4: weighted average price from 10-May-09 to 28-Jan-11 (3)
Book Value (2)
As of June 30, 2010
22.71
VIVO3: weighted average price from10-May-09 to10-May-10 (3)
VIVO3: weighted average price from 10-May-10 to 28-Jan-11 (3)
43.07
46.69
49.32
100.06

Note: (1) See page 33 for a detailed analysis of the discounted cash flow.
(2) See page 40 for a detailed analysis of the equity value per share.
(3) Material fact disclosed by Telefónica to Comisión Nacional del Mercado de Valores on May 10, 2010 used as reference for the periods referred to in paragraph XII (a) of Schedule III of CVM Instruction No. 361.

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4

2. Information about the evaluator

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5

Qualifications of the evaluator

- Credit Suisse has acted as financial advisor in important recent M&A transactions in the Brazilian market

Selected financial advisory roles in M&A transactions over the last three years

- **MMX (2010):** Advisory in the acquisition of an 11.6% stake in MMX by SK Networks.
- **MMX (2010):** Advisory in the acquisition of LLX's Porto Sudeste by MMX.
- **MD1 (2010):** Advisory in the sale of MD1 Diagnósticos to DASA.
- **Brasil Telecom (2010):** Appraisal report for the revised exchange ratio on the merger with Oi.
- **Apax Partners (2010):** Acquisition of a 54.25% stake in TIVIT by Apax Partners.
- **Norsk Hydro (2010):** Sale of Vale's aluminum units to Norsk Hydro.
- **GVT (2010):** Advisory in the sale of 100% of GVT to Vivendi.
- **MMX (2009):** Advisory in the sale of a 21.52% stake of MMX to Wuhan Steel.
- **Bunge (2009):** Advisory in the sale of its Fertilizer division to Vale and in the purchase of Grupo Moema.
- **Grupo Camargo Correa (2009):** Advisory in the purchase of approximately 33% of Cimpor.
- **Coimex (2009):** Advisory in the sale of a 51.4% stake in Embraport to Odebrecht/DPW.
- **Agre (2009):** Advisory in the merger between Agra, Abyara, and Klabin Segall.
- **Satipel (2009):** Advisory in the merger between Satipel and Duratex.
- **Perdigão (2009):** Advisory in the acquisition of Sadia by Perdigão.
- **Terna (2009):** Advisory in the sale of a majority stake in Terna Participações to Cemig.
- **Aracruz (2008):** Advisory in the sale of a 28% stake in Aracruz to Votorantim.
- **Brasil Brokers (2008):** Advisory in the acquisition of a majority stake in the brokerage business of Abyara by Brasil Brokers.
- **Oi (2008):** Advisory in the acquisition of Brasil Telecom by Oi.
- **Brasil Telecom (2008):** Advisory in the acquisition of Amazônia Celular by Brasil Telecom.
- **Bovespa (2008):** Advisory in the merger between Bovespa and BM&F.

Transactions in Telecom, IT, and Media sectors

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Qualifications of the evaluator (cont'd)

Qualifications of the professionals responsible for the appraisal report

Allan Libman
Head of the Investment Banking Division in Brazil

- Allan Libman is a Managing Director of Credit Suisse in the Investment Banking division, based in São Paulo, Brazil. In 2010, Allan was appointed to Head of IBD Brazil. Prior to that, Allan was responsible for metals and mining, pulp and paper, E&C, building materials, autoparts and major industrial conglomerates in Brazil.
- Mr. Libman joined Credit Suisse First Boston in 2004 from Banco Santander Brasil S.A. where he was a Director of Corporate Finance in the Investment Banking team. Prior to that, Mr. Libman worked at Unibanco - Uniao de Bancos Brasileiros S.A. and Credit Agricole Indosuez.
- Mr. Libman holds a Bachelors degree in Business Administration and a graduate degree in Finance from Fundação Getulio Vargas in São Paulo.
- Allan has been involved in the following recent transactions: the acquisition of 33% stake of Cimpor by Camargo Correa Group, the acquisition of control of Abyara and Klabin Segall by Agra, the merger of Satipel and Duratex and the sale of a 63.5% stake of IronX to Anglo American.

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7

Qualifications of the evaluator (cont'd)

Qualifications of the professionals responsible for the appraisal report

Luiz Octavio Lopes
Head of Mergers and Acquisitions Brazil

- Luiz Octavio Lopes joined Credit Suisse in 2009 in Brazil's M&A team.
- Before joining CS, Luiz Octavio was a partner at Mattos Filho Advogados, a leading Brazilian law firm.
- Luiz Octavio holds a Law degree from the University of the State of Rio de Janeiro and a master's degree from the New York University School of Law.
- Luiz Octavio has over 15 years of experience in a wide range of corporate and corporate finance transactions, including mergers and acquisitions, strategic advisories, equity and debt offerings, and leveraged finance transactions.
- Luiz Octavio has been involved in the following recent landmark M&A transactions in Brazil: in 2009 represented Bunge in the sale of its fertilizer division to Vale and in the purchase of Grupo Moema; represented Grupo Camargo Correa in the purchase of approximately 33% of Cimpor; participated in the acquisition of MD1 Diagnósticos by DASA in 2010.

Leonardo Cabral
Mergers and Acquisitions Brazil

- Leonardo Cabral joined Credit Suisse in 2004 and has been a member of the investment banking team since May 2005.
- Before joining Credit Suisse, Leonardo worked as a consultant at Gradus Management Consultants.
- Leonardo Cabral has a communications engineering degree from the Military Engineering Institute (IME) in Rio de Janeiro.
- Leonardo Cabral has worked in several equity and debt offerings in the Brazilian and international markets.
- Currently, Leonardo Cabral is part of the team that executes M&A transactions and has worked in operations in various sectors. He has been involved in the following landmark transactions: acquisition of Inco by Vale in 2006; valuation report on the sale of Ipiranga to Braskem, Petrobras, and Ultrapar in 2007; sale of GVT to Vivendi (2010); sale of 22% of the capital stock of MMX to Wuhan Steel (2009); sale of 51% of Embraport to Odebrecht/DPW (2009); sale of the aluminum units of Vale to Norsk Hydro (2010); and acquisition of LLX's Porto Sudeste by MMX (2010).

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Qualifications of the evaluator (cont'd)

Qualifications of the professionals responsible for the appraisal report

Paulo Moreira
Investment Banking Brazil

- Paulo Moreira joined Credit Suisse's investment banking team in 2009.
- Before joining Credit Suisse, Paulo Moreira worked as a consultant at McKinsey & Company and participated in projects in several sectors, such as automotive, agricultural, retail, and financial. Prior to joining McKinsey, Paulo Moreira worked at Banco Santander Brasil in the Structured Finance area.
- Paulo Moreira has an MBA from New York University (Stern) and has a communications engineering degree from the Military Engineering Institute (IME) in Rio de Janeiro.
- Paulo Moreira has been involved in M&A, ECM and DCM transactions executed in Brazil, such as: valuation report for the acquisition of Sadia by Perdigão (2009), sale of 22% of the capital stock of MMX to Wuhan Steel (2009), follow-on equity offerings by Rossi and Marfrig (2009) and bond issuances by Banco Pine, Marfrig and CSN (2010).

Antenor Camargo
Investment Banking Brazil

- Antenor Camargo joined Credit Suisse's investment banking team in 2010.
- Before joining Credit Suisse, Antenor Camargo worked for 3 years at Morgan Stanley and participated in several M&A and financing transactions.
- Antenor Camargo holds a business administration degree from EAESP – Escola de Administração de Empresas de São Paulo at Fundação Getulio Vargas (FGV).
- Antenor Camargo has been involved in M&A, equity and debt offerings executed in Brazil, such as: acquisition of ETAU by Terna (2007), IPO of BM&F (2007), IPO of Le Lis Blanc (2008), sale of Nossa Caixa to Banco do Brasil (2008), merger of Itau and Unibanco (2008), bond offering of CCL Combustiveis e Lubrificantes (2009), proprietary bridge loan to EBX (2010), IPO of OSX Brasil (2010), and the acquisition of SupplierCard by Patria Investimentos (2010).

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9

Representations of the Evaluator

In accordance with the provisions of the CVM Instruction No 361/2002, CS represents that:

1. On December 14, 2010 CS, as well as its controlling shareholder and other entities linked to CS, held or owned under its administration, 2,561,194 common shares issued by Vivo (approximately 0.6% of Vivo's total capital stock).

2. It has no conflict of interest that may in any way restrict its capacity to arrive at the conclusions independently presented in this Report.

3. The cost of issuance of this Report will be EUR 1.1 million, to be paid by Telefónica.

4. In addition to the cost of issuance of this Report, CS received US$ 10.0 million in the last 12 months from Telefónica as compensation for financial advisory services.

5. In compliance with article 8 (V) (b) of Instruction CVM 361, CS represents that, among the valuation criteria presented in this document, it believes the discounted cash flow methodology to be the most appropriate for determining the value range of the shares issued by Vivo.

6. The internal process of approval of the CS appraisal report involves the following steps:
   i. Discussion about the methodology and assumptions to be adopted in the appraisal report with the team involved in its preparation;
   ii. Preparation and revision of this Report by the investment banking team;
   iii. Submission for the bank's internal committee's review, represented by four officers of CS (among them the investment banking officer, the legal officer and head of department involved in the preparation of this Report);
   iv. Discussion and implementation of the applicable requirements requested by the investment banking internal committee, if any, in order to receive its internal approval

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Overview of the Brazilian Telecom sector

Sector Overview

- The sector has gone through several changes over the past few years, especially due to the entry of new players, increased usage of telecom services in Brazil, and the surge of new technologies.
- Up to 1994, government-owned companies, mainly Telebrás, were responsible for all operations in the telecom sector.
- Since the sector's privatization, the Brazilian telecom market has developed significantly
  - In 2000 there were 31 million fixed phones and approximately 23 million mobile phones in Brazil.
  - In June 2010, the total number of fixed phones was 42 million and the number of mobile phones reached 185 million or almost 100% of the Brazilian population

Source: ANATEL, Teleco

Total number of telephone subscribers

(mn)
Fixed-line phones
Cell phones
31 23
37 29
39 35
39 46
40 66
40 86
39 100
39 121
41 151
42 174
42 185
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 Q210

Source: ANATEL, Teleco

Mobile phones by type of plan (as of June, 2010)

Postpaid
18%
Prepaid
82%

Source: ANATEL, Teleco

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Overview of the Brazilian Telecom sector (cont'd)

Distribution of mobiles by state

(August, 2010)

2%
3%
2%
4%
4%
6%
2%
3%
2%
2%
25%
10%
2%
10%
6%
3%
6%
8% Other states

Source: ANATEL, Teleco

Number of mobiles and density

Cell phones (million)
Density (cell phones per 100 inhabitants)
13.5
16.4
19.7
25.8
36.0
46.8
53.6
64.2
79.2
90.5
95.9
23
29
35
46
66
86
100
121
151
174
185
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Jun-10

Source: ANATEL, Telebrasil, Teleco

Gross revenue from fixed and mobile services

(R$bn)

37
17
47
19
52
22
58
28
64
35
69
43
70
52
71
60
75
69
77
70
38
37
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
Jun-10 (YTD)
Fixed-line phones
Cell phones

Source: ANATEL, Telebrasil, Teleco

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Vivo – Overview
Leader in mobile services in Brazil

Company Overview

- Vivo provides mobile telecommunications services and internet & data transmission country-wide.
- As a leader in the mobile telephone market, Vivo is the brand of the joint venture formed by Portugal Telecom and Telefónica in 2002.
- With coverage of more than 3,610 municipalities, Vivo is Brazil's largest company in the sector and also the largest cellular telephone group in the southern hemisphere.
- It has focused its efforts on building customer loyalty and retaining its customer base in a highly competitive scenario through reward programs in which points are redeemed for handsets.
- The company benefits from the highest minutes of use (MOU), revenue per user (ARPU) and EBITDA margin among peers.

Source: Vivo, press clippings

Vivo Technology by state

RR
AP
AM
PA
MA
CE
RN
PB
PE
AL
SE
PI
AC
RO
TO
MT
BA
GO
MG
ES
MS
SP
RJ
PR
SC
RS
GSM
GSM / 3G

Source: ANATEL, Teleco

Market share (2Q 2010)

19.7%
0.4% Others
TIM
24.3%
30.2% vivo
25.4%

Source: ANATEL, Teleco

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Vivo – Overview (cont'd) Financial performance

Financial Performance Overview

- ARPU[1] of R$25.0 per month which demonstrates that Vivo's subscribers generate more voice and data revenues as compared to other operators: large volume of refills and use of 3G data services and SMS.
- Highest EBITDA margin among competitors: higher revenue from services, combined with cost control and focus on improvement of operational processes.

Net revenues (R$ billion)

(LTM 2Q10)
17.1
13.8
11.9
9.9
vivo
TIM
Claro
oi
Móvel

ARPU[1] (R$ / month)

(as of 2Q10)
25.0
24.1
22.4
19.0
vivo
TIM
oi
Móvel
Claro

EBITDA margin (%)

(LTM 2Q10)
31.6%
29.4%
25.9%
25.0%
vivo
oi
Móvel
Claro
TIM

CREDIT SUISSE

Source: Teleco.
Note: (1) Average revenue per user calculated as net services revenues divided by the average number of mobile phones in the period and the number of months in the period.

15

Historical financial statements
Balance sheet (1),(2),(3)

(R$ million)

	Period ended on:			
	31-Dec-07	31-Dec-08	31-Dec-09	30-Jun-10
Consolidated Assets				
Cash Equivalents [4]	2,992	2,904	1,501	1,409
Receivables from Clients	2,412	2,579	2,547	2,546
Inventory	412	779	424	398
ST Deferred Taxes	1,920	2,359	1,186	1,299
Other ST Assets	360	574	333	662
LT Deferred and Recoverable Taxes	2,696	2,732	3,670	3,462
Deposits and blokages court (ST and LT)	101	100	810	1,076
Other LT Receivables	101	93	26	28
Investments	668	0	0	0
PP&E and Intangibles	8,847	11,623	10,631	9,737
LT Deferred Assets	59	55	-	-
Total Assets	**20,566**	**23,797**	**21,128**	**20,617**
Consolidated Liabilities				
Suppliers	3,453	3,726	3,054	2,854
Other ST Liabilities	1,711	1,882	2,090	2,196
Dividends Payable	82	546	322	441
Debt (ST and LT)	5,081	8,207	5,287	4,728
LT Liabilities	545	580	1,116	1,324
Minority Interest	178	588	-	-
Shareholders' Equity	9,518	8,268	9,259	9,075
Total Liabilities and Shareholders' Equity	**20,566**	**23,797**	**21,128**	**20,617**

Source: Company press releases

Notes: (1) Balance sheet figures on 30-Jun-10 and 31-Dec-09 reflects the adoption of CPC 43 required by CVM after 2009.
(2) Balance sheet lines were consolidated for output simplification. Does not necessarily reflect the same breakdown reported on CVM.
(3) Balance sheet figures for 2007 reflects a non-audited combination of Telemig Consolidated as reported by Vivo.
(4) Includes cash investments and derivatives

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Historical financial statements
Income statement (1),(2),(3)

(R$ million)

	Year ended on:			Semester ended on:	
	31-Dec-07	31-Dec-08	31-Dec-09	30-Jun-09	30-Jun-10
Net Revenues	**13,854**	**15,819**	**16,363**	**8,047**	**8,635**
Net Service Revenues	12,350	14,170	15,006	7,442	8,059
Access and usage	5,714	6,494	6,769	3,457	3,509
Network usage	5,504	6,040	6,053	2,981	2,996
Data revenues plus VAS	1,042	1,439	2,035	920	1,489
Other services	90	197	149	84	66
Net handset revenues	1,504	1,649	1,358	605	576
Operating Costs	**(10,307)**	**(10,952)**	**(11,145)**	**(5,606)**	**(6,018)**
Interconnection	(1,828)	(2,209)	(2,313)	(1,106)	(1,323)
Leased lines	(275)	(268)	(313)	(157)	(169)
Anatel & Other Taxes	(554)	(671)	(860)	(446)	(570)
Handset Costs	(2,236)	(2,473)	(2,011)	(1,061)	(827)
Selling Expenses	(2,610)	(2,988)	(3,191)	(1,517)	(1,721)
Bad Debt	(391)	(312)	(213)	(143)	(79)
G&A Expenses	(2,305)	(2,274)	(2,509)	(1,208)	(1,391)
Other Operating Income / (Expenses)	(107)	243	266	30	60
EBITDA	**3,546**	**4,868**	**5,218**	**2,441**	**2,616**
EBITDA margin %	**25.6%**	**30.8%**	**31.9%**	**30.3%**	**30.3%**
Depreciation & Amortization	(2,704)	(3,031)	(3,258)	(1,606)	(1,712)
EBIT	**843**	**1,837**	**1,961**	**834**	**905**
Net income	**(100)**	**390**	**858**	**315**	**428**

Source: Company press releases

Notes: (1) Income statement figures on 30-Jun-10 and 31-Dec-09 reflects the adoption of CPC 43 required by CVM after 2009.
(2) Income statement lines were consolidated for output simplification. Does not necessarily reflect the same breakdown reported on CVM.
(3) Income statement figures for 2007 and 2008 reflects a non-audited combination of Telemig Consolidated as reported by Vivo.

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Valuation methodology

Credit Suisse has valued Vivo using the following methodologies: (i) discounted cash flow; (ii) book value per share; and (iii) volume weighted average price of shares traded at BM&F BOVESPA.

- The appraisal considered the operations of Vivo stand-alone, so any potential synergies were not taken into account
- The DCF analysis was based on the (i) consolidated and non consolidated financial statements, which has been audited by Ernst & Young Auditores Independentes ("Ernst & Young"), for fiscal years ended on December 31, 2007, 2008 and 2009, as well as intermediary consolidated financial statements for the six-month periods ended on June 30, 2009 and June 30, 2010 (both specially reviewed by Ernst Young); (ii) reports of consolidated results (press releases) and fact sheets released by Vivo with respect to the fiscal years ended on December 31, 2007, 2008 and 2009 and for the six-month periods ended on June 30, 2009 and June 30, 2010; (iii) Vivo's financial, operational and management forecasts for the next ten years reviewed and discussed with Vivo's management; (iv) discussions with Vivo's management on businesses and perspectives moving forward; and (v) other public information, financial studies, analyses, research and financial, economic and market criteria and surveys that we deemed relevant
- Vivo's enterprise value, according to the DCF method, was calculated as the sum of:
  - Present value of free cash flows to firm projected for a 10-year period in R$ nominal converted to US$ nominal based on the average exchange rate projected for each year, discounted at a weighted average cost of capital (WACC) in nominal US$ to June 30, 2010
  - Present value of perpetuity, discounted at the same rate used for the 10-year free cash flows to June 30, 2010. A terminal growth rate was applied after the 10-year projection period
- The WACC used was 11.3% in US$ nominal (midpoint of DCF sensitivity range) and a perpetuity growth rate in US$ nominal of 2.0%
- Vivo's equity value was calculated by: (i) deducting from its enterprise value Vivo's interim net debt adjusted for dividends, and contingencies [1]; and (ii) including the present value of the tax effect of net operating losses carried by Vivo
- The macroeconomic assumptions assumed (exchange rates, inflation and basic interest rates) were based on (i) market projections of Focus newsletter issued by the Brazilian Central Bank as of October 1st, 2010) and (ii) Global Insight as of October 14, 2010

Note: (1) Provisions for contingencies including taxes payables and deducting judicial deposits

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Valuation methodology (cont'd)

DCF methodology overview

Key assumptions from Vivo's management
Unlevered Free Cash Flow
EBIT
(–) Taxes
(+) Depreciation & Amortization
(–) Investments (Capex)
(+/–) Change in working capital
(+/–) Change in deferred taxes
PV of the Unlevered Free Cash Flow
WACC
PV of Perpetuity
Normalized Cash Flow after the projection period
Enterprise Value
(–) Net debt (1)
(–) Contingencies (2)
(+) PV of Tax Losses (3)
Equity Value

(1) Net debt on June 30, 2010, adjusted by dividends to be distributed in October 2010.
(2) Provisions for contingencies as of June 30, 2010, including taxes payables and deducting judicial deposits
(3) As of June 30, 2010

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Valuation methodology (cont'd)

WACC Calculation

- WACC was calculated by combining Vivo's cost of equity (Ke) and post-tax cost of debt (Kd), assuming its target capital structure
  - The Ke was estimated based on the Capital Asset Pricing Model (CAPM) adjusted for Brazil's country risk
  - The Kd was estimated considering Vivo's current cost of debt and discussions with Vivo's management

WACC
Cost of Debt (Kd)
Cost of Equity (Ke)
Risk Free Rate (Rf)
Beta (B)
Expected Market Risk Premium (EMRP)
Country Risk Premium (CRP)
Kd = Pre-tax Cost * (1- tax rate)
Ke = Rf + (B * EMRP) + CRP
WACC = D/(D + E) * Kd + E/(D + E) * Ke

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5. Valuation of Vivo shares

A. Discounted cash flow

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Overview of key assumptions

See pages 46-50 for important information on every financial estimate presented in the report

Subscriber Assumptions	▪ The net growth in the number of subscribers was assumed to be in a declining trend going forward (from 10.4% growth in 2010E to 2.9% in 2014E), as the penetration of mobiles in the Brazilian population is already close to 100% and the competition is likely to increase. ▪ Churn rates, which were at the 31% p.a. level at 2009, are expected to decrease over time to 25% in 2019E, as the portability effect is already maturing and the contract mix tends to grow by more efficient policies directed to client fidelization.
Minutes of Use (MOU)	▪ The MOU, or the number of average minutes per subscriber, is expected to increase from 92 minutes/month per subscriber level in 2009 to 115 in 2014 mainly due to traffic incentive campaigns such as "Recarregue e Ganhe". After 2014, the expected MOU is to remain stable at the 115 level, once traffic reaches Vivo's expected results.
Revenue Assumptions	▪ Revenue assumptions were split in 3 main categories: – Average voice subscription fee per subscriber, expected to decline until 2014E with the increase in mobile services penetration at low income segments. After 2014E, voice subscription fee per subscriber remains stable. – Interconnection rates on inbound is expected to decrease as already announced by Anatel (assumed 10% p.a. decline from 2011 to 2015, remaining flat after 2016). – SMS, Data and other VAS ARPU is expected to increase substantially as there is still large room for increase internet penetration among Brazilian population, with the increase in new product supply and sales of smartphones.
Cost Assumptions	▪ Cost assumptions were split in 3 main categories: – Interconnection rates on outbound, expected to decrease by c. 10% p.a. on average until 2015 as announced by Anatel. No further decrease is expected after 2016. – Leasing charges, or the charges paid by Vivo when using a third-party network, expected to remain stable at 0.6% of total traffic going forward. – Anatel taxes, comprised by (i) FUST/FUNTEL (1.5% of Net Service Revenues), (ii) FISTEL TSI (26.83 x growth in EOP subscribers) and (iii) FISTEL TSF (13.42 x BOP subscribers).
SG&A Assumptions	▪ SG&A assumptions were split in 3 categories: – Selling expenses, expected to decrease from current 19.5% of net revenues to around 19.3% in 2014E, remaining stable going forward. – G&A expenses, expected to decrease from current 15.3% of net revenues to 14.3% in 2014E, remaining stable going forward. – Bad debt, expected to decrease from current 1.3% of net revenues to 1.2% in 2014E, remaining stable going forward.

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Overview of key assumptions (cont.)

See pages 46-50 for important information on every financial estimate presented in the report

Working capital	▪ Working capital based on historical working capital needs per segment.
Investments	▪ Investment assumptions were split in 2 categories: – Maintenance: assumed c. 13% of net revenues along the projection period. – Expansion: assumed R$65 per net addition along the projection period.
Depreciation & amortization	▪ Calculated based on the average depreciation and amortization rate (c. 10% p.a.).
Cost of debt	▪ Pre-tax cost of debt based on the company's effective cost of debt on the first half of 2010.
Income tax and social contribution	▪ Income tax and social contribution were calculated using the marginal tax rate of 34%. ▪ Assume utilization of existing NOLs up to 30% of each period tax base, discounted at the same cost of equity (midpoint of DCF sensitivity range).
Terminal value	▪ Perpetuity growth model [1], reaching terminal value after 2019. ▪ Assumes terminal growth rate of 2.0% is US$ nominal terms in perpetuity.
Discount rate	▪ Discount rate calculated based on: (i) unlevered beta of comparable companies within the wireless telecom sector in Latin America, (ii) a 25% target debt to equity capital structure (midpoint of DCF sensitivity range), and (iii) risk-free rate, country risk premium and expected equity market risk premium.
Reference Date	▪ The company's free cash flows were discounted to June 30th, 2010, considering the following 6 months of 2010 and the full years of 2011 to 2019, including the terminal value.
Concession	▪ Assumes Vivo renews its wireless telecom concessions going forward.

(1) Estimated based on the free cash flow of 2019 and incremented by the expected long-term growth, using the Terminal Growth model as per the below:

$$\text{Terminal Value} = \frac{FCF(n) \times (1 + g)}{(WACC - g)}$$

Being: "FCF(n)" the free cash flow of the last projected year, "g" the long-term growth rate after the last projected year and "WACC" the weighted average cost of capital considering the target capital structure.

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Macroeconomic assumptions

Macroeconomic assumptions below as of Brazilian Central Bank's Focus report (October 1st, 2010)

Macroeconomic Assumptions	Unit	2009A	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E
FX Rate - EOP	R$/US$	1.75	1.75	1.81	1.87	1.91	1.95	1.99	2.02	2.06	2.10	2.13
FX Rate - Avg.	R$/US$	2.03	1.77	1.79	1.86	1.90	1.94	1.97	2.00	2.04	2.08	2.12
Brazil Inflation - IGPM	% p.a.	(1.7%)	9.5%	5.3%	4.7%	4.6%	4.7%	4.7%	4.7%	4.7%	4.7%	4.7%
Brazil Inflation - IPCA	% p.a.	4.3%	5.1%	5.0%	4.6%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Selic - Avg.	% p.a.	8.75%	10.75%	11.63%	10.71%	10.17%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%

Considering that the Focus estimates are available only until 2014, from 2015 onwards the inflation and basic interest rate projections above were maintained constant at the 2014 level. The exchange rates were adjusted to reflect the maintenance of the purchasing power among US and Brazilian currencies after 2015

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Operating projections

Vivo's Subscribers end of period

(Million)

51.7
57.1
61.2
64.2
66.6
68.5
70.3
71.9
73.5
75.0
76.6
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

ARPM (1)

(R$ / minute)

0.24
0.19
0.17
0.16
0.15
0.14
0.13
0.13
0.13
0.13
0.13
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

(1) ARPM (average revenue per minute). Calculated as voice revenues / total traffic in the period

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Operating projections (cont'd)

MOU (1)

(Minutes / month)
92
110
111
112
114
115
115
115
115
115
115
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

ARPU (2)

(R$ / month)
25.9
25.6
24.8
24.4
24.3
24.2
24.1
24.6
24.9
25.2
25.5
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

(1) MOU (minutes of use) or traffic per customer. Calculated as total traffic / average of subscribers in the period
(2) ARPU (average revenue per user). Calculated as net service revenues / average of subscribers in the period

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Operating projections (cont'd)

Gross Adds and Churn rate (1),(2)

(Million and % p.a.)
Gross Adds
Churn rate
21.5
21.8
21.5
21.1
20.9
20.5
20.5
20.5
20.5
20.5
20.5
30.5%
30.3%
29.6%
28.9%
28.2%
27.5%
27.0%
26.5%
26.0%
25.5%
25.0%
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

Subscribers end of period

(Million)
51.7
57.1
61.2
64.2
66.6
68.5
70.3
71.9
73.5
75.0
76.6
9.8
12.9
15.2
17.0
18.6
19.9
20.4
20.9
21.4
21.8
22.3
42.0
44.2
46.0
47.2
48.0
48.6
49.8
51.0
52.1
53.2
54.3
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
Prepaid
Contract

(1) Gross additions or total subscribers acquired in the period.
(2) Churn rate or the percentage of disconnections from subscriber base during the period. Calculated as the number of subscribers disconnected / average of subscribers in the period.

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Financial projections

Net Revenues

(R$ Billion)

16.4
1.4
2.0
6.1
6.8
17.9
1.2
2.9
6.6
7.1
18.8
1.3
3.9
6.5
7.0
19.6
1.2
4.8
6.4
6.9
20.2
1.2
5.7
6.5
6.7
20.7
1.1
6.5
6.3
6.5
21.1
1.1
7.2
5.9
6.7
22.1
1.1
7.8
6.0
6.9
22.9
1.1
8.3
6.1
7.0
23.6
1.1
8.8
6.3
7.2
24.3
1.1
9.2
6.4
7.3
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E
Access and Usage
Network Usage
Data Revenues plus VAS
Handset Revenues
Other Services

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Financial projections (cont'd)

COGS

(R$ Billion)
5.5
0.9
2.0
2.3
2009A
6.0
0.4
1.1
1.8
2.7
2010E
6.1
0.5
1.1
2.0
2.5
2011E
6.0
0.5
1.2
1.9
2.4
2012E
5.9
0.5
1.2
1.8
2.3
2013E
5.9
0.5
1.2
1.8
2.3
2014E
6.0
0.6
1.3
1.8
2.3
2015E
6.1
0.6
1.3
1.8
2.4
2016E
6.2
0.6
1.3
1.9
2.4
2017E
6.3
0.6
1.4
1.9
2.5
2018E
6.4
0.6
1.4
1.9
2.5
2019E
Interconnection
Handset Costs
Anatel Taxes
Leased Lines

SG&A

(R$ Billion)
5.9
0.2
2.5
3.2
2009A
6.3
0.3
2.6
3.4
2010E
6.6
0.3
2.7
3.6
2011E
6.8
0.3
2.8
3.8
2012E
7.0
0.3
2.9
3.9
2013E
7.2
0.3
3.0
4.0
2014E
7.4
0.3
3.0
4.1
2015E
7.7
0.3
3.1
4.2
2016E
8.0
0.3
3.3
4.4
2017E
8.2
0.3
3.4
4.5
2018E
8.5
0.3
3.5
4.7
2019E
Selling Expenses
G&A Expenses
Bad Debt

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Financial projections (cont'd)

EBITDA e EBITDA Margin

(R$ Billion and %)

5.2
6.0
6.6
7.0
7.3
7.6
7.8
8.3
8.7
9.1
9.4
31.9%
33.5%
34.8%
35.9%
36.1%
36.6%
37.0%
37.6%
38.1%
38.5%
38.8%
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

Net Income e Net Margin

(R$ Billion and %)

0.9
1.6
2.1
2.4
2.5
2.9
3.2
3.5
3.7
4.0
4.2
5.2%
8.9%
11.2%
12.4%
12.3%
14.0%
15.0%
16.0%
16.4%
16.8%
17.2%
2009A
2010E
2011E
2012E
2013E
2014E
2015E
2016E
2017E
2018E
2019E

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Discounted cash flow analysis

Cash Flow Statement	Unit	2010E	2011E	2012E	2013E	2014E	2015E	2016E	2017E	2018E	2019E	Perpetuity
EBIT	R$MM	2,655	3,353	3,713	3,693	4,211	4,552	5,090	5,473	5,758	6,077	6,077
(-) Taxes	R$MM	(903)	(1,140)	(1,262)	(1,256)	(1,432)	(1,548)	(1,731)	(1,861)	(1,958)	(2,066)	(2,066)
(=) NOPAT	R$MM	1,753	2,213	2,451	2,437	2,779	3,004	3,359	3,612	3,800	4,011	4,011
(+) Depreciation & Amortization	R$MM	3,337	3,203	3,309	3,612	3,379	3,257	3,218	3,240	3,315	3,364	3,364
(-) Capex	R$MM	(2,551)	(2,450)	(2,599)	(2,646)	(2,672)	(2,966)	(3,085)	(3,189)	(3,284)	(3,382)	(3,364)
(+/-) Change in Working Capital	R$MM	7	(107)	(181)	(130)	(23)	(93)	(74)	(50)	(42)	(44)	(44)
(+/-) Change in LT Deferred Taxes	R$MM	150	125	111	86	86	33	-	-	-	-	-
(=) Free Cash Flow to Firm	**R$MM**	**2,695**	**2,984**	**3,091**	**3,359**	**3,550**	**3,235**	**3,418**	**3,613**	**3,790**	**3,949**	**3,967**
Cash Flows to be Discounted [1]	**R$MM**	**1,477**	**2,984**	**3,091**	**3,359**	**3,550**	**3,235**	**3,418**	**3,613**	**3,790**	**3,949**	**3,967**
(/) Average FX	R$/US$	1.72	1.79	1.86	1.90	1.94	1.97	2.00	2.04	2.08	2.12	2.12
(=) Free Cash Flow to Firm (US$)	**US$MM**	**859**	**1,667**	**1,662**	**1,768**	**1,830**	**1,644**	**1,706**	**1,771**	**1,824**	**1,867**	**-**
Perpetuity [2]	**US$MM**											**20,622**
Free Cash Flow to Equity - NOLs (US$)	**US$MM**	**134**	**177**	**197**	**64**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
PV of FCFF (as of June 30th, 2010) [3]	US$MM	815	1,420	1,272	1,216	1,131	914	852	795	736	677	-
PV of Terminal Value (as of June 30th, 2010) [3]	US$MM											7,473
PV of FCFE - NOLs (as of June 30th, 2010) [6]	US$MM	126	147	143	41	-	-	-	-	-	-	-

Price per share Calculation	Unit	
Present Value of Free Cash Flows (US$)	US$MM	9,827
(+) Present Value of Perpetuity (US$)	US$MM	7,473
(=) Firm Value (US$)	**US$MM**	**17,299**
(x) FX rate as of June 30, 2010	R$/US$	1.8015
(=) Firm Value (R$)	**R$MM**	**31,165**
(-) Net debt [4]	R$MM	(3,319)
(-) Dividends Payables [4]	R$MM	(441)
(+/-) Net Contingencies [5]	R$MM	148
(+) PV of Tax Losses [6]	R$MM	823
(=) Equity Value (100%)	**R$MM**	**28,376**
(/) Total Shares Outstanding [7]	mm	399.6
(=) Price per share	**R$/share**	**71.01**

Price per share range
(R$ / share)
-4.5%
71.01
+4.5%
67.82
74.21

(1) The 2010E cash flow to be discounted includes only the estimated free cash flow in 2H10E (assuming that a free cash flow of R$1,218 million was generated in the first six months of 2010).
(2) Assuming 2.0% growth in nominal US$ in perpetuity
(3) Assuming a WACC of 11.3% in nominal US$ (mid point of DCF sensitivity range)
(4) As of June 30, 2010.
(5) As of June 30, 2010. Provision for contingent liabilities, including taxes payable, less judicial deposits.
(6) As of June 30, 2010. Assuming the use of tax losses of up to 30% of the tax base of each period, discounted at the same cost of equity (mid point of DCF sensitivity range). The present value of tax losses corresponds to the sum of cash flows in US$ converted into R$ at the FX rate as of June 30, 2010 (1.8015).
(7) Assuming outstanding ONs and PNs (excludes treasury shares). For the purposes of this Report, CS made no distinction between the economic value of ONs and PNs issued by Vivo.

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5. Valuation of Vivo shares

B. Volume weighted average price

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Analysis of the historical performance of VIVO3

Performance of Vivo's common shares

(January 28, 2009 – January 28, 2011)

Price (R$)
Volume (R$ mm)
140
120
100
80
60
40
20
350
300
250
200
150
100
50
100.06 (2)
43.07 (1)
Final agreement
28-Jul-10
Second offer
1-Jun-10
Third offer
29-Jun-10
First offer
10-May-10 (3)
Jan-09
Mar-09
mai-09
Jul-09
Sep-09
Nov-09
Jan-10
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Jan-11
Volume
Price
VWAP from 10-May-09 to 10-May-10 (1)
VWAP from 10-May-10 to 28-Jan-11 (2)

Source: Bloomberg, on January 28, 2011.

Notes: (1) Volume weighted average price – average price weighted by the trading volume of the shares from May 10, 2009 to May 10, 2010, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.

(2) Volume weighted average price – average price weighted by the trading volume of the shares from May 10, 2010 to January 28, 2011, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.

(3) Material fact disclosed by Telefónica to Comisión Nacional del Mercado de Valores on May 10, 2010 used as reference for the periods referred to in paragraph XII (a) of Schedule III of CVM Instruction No. 361.

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Analysis of the historical performance of VIVO3 (cont'd)

Monthly average price weighted by trading volume(1)

Month	Trading volume (R$)	ADTV(2) (R$)	VWAP(3) (R$ / share)
January-11	6,988,024	349,401	112.38
December-10	3,538,072	153,829	108.65
November-10	220,034,798	10,001,582	112.35
October-10	19,201,543	914,359	114.92
September-10	17,384,576	790,208	111.04
August-10	192,919,656	8,769,075	109.15
July-10	409,814,093	18,627,913	91.05
June-10	63,872,960	2,903,316	86.78
May-10	15,528,917	739,472	58.59
April-10	11,447,615	520,346	46.86
March-10	6,177,619	268,592	48.62
February-10	10,650,653	532,533	52.68
January-10	5,698,619	271,363	51.81

After Telefónica's initial bid

Source: Bloomberg, on January 28, 2011.
Notes: (1) Ended on January 28, 2011.
(2) Average daily traded volume.
(3) Volume weighted average price.

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Analysis of the historical performance of VIVO4

Performance of Vivo's preferred shares

(January 28, 2009 – January 28, 2011)

60
45
30
15
Price (R$)
200
175
150
125
100
75
50
25
Volume (R$ mm)
49.32 (2)
46.69 (1)
Second offer
1-Jun-10
Final agreement
28-Jul-10
First offer
10-mai-10 (3)
Third offer
29-Jun-10
Jan-09
Mar-09
mai-09
Jul-09
Sep-09
Nov-09
Jan-10
Feb-10
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10
Jan-11
Volume
Price
VWAP from 10-May-09 to 10-May-10(1)
VWAP from 10-May-10 to 28-Jan-11(2)

Source: Bloomberg, on January 28, 2011.

Notes: (1) Volume weighted average price – average price weighted by the trading volume of the shares from May 10, 2009 to May 10, 2010, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.

(2) Volume weighted average price –average price weighted by the trading volume of the shares from May 10, 2010 to January 28, 2011, as required by paragraph XII (a) of Schedule III of CVM Instruction No. 361.

(3) Material fact disclosed by Telefónica to Comisión Nacional del Mercado de Valores on May 10, 2010 used as reference for the periods referred to in paragraph XII (a) of Schedule III of CVM Instruction No. 361.

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Analysis of the historical performance of VIVO4 (cont'd)

Monthly average price weighted by trading volume(1)

Month	Trading volume (R$)	ADTV(2) (R$)	VWAP(3) (R$ /share)
January-11	832,403,320	41,620,166	56.99
December-10	633,254,180	27,532,790	52.27
November-10	725,170,718	32,962,305	51.,49
October-10	526,114,490	25,053,071	48.71
September-10	722,055,878	32,820,722	45.07
August-10	835,675,680	37,985,258	43.75
July-10	762,871,400	34,675,973	46.78
June-10	650,975,402	29,589,791	50.28
May-10	886,640,440	42,220,973	47.88
April-10	672,763,460	30,580,157	46.41
March-10	617,450,460	26,845,672	49.26
February-10	552,946,590	27,647,330	51.63
January-10	670,644,120	31,935,434	52.51

After Telefónica's initial bid

Source: Bloomberg, on January 28, 2011.
Notes: (1) Ended on January 28, 2011.
(2) Average daily traded volume.
(3) Volume-weighted average price.

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5. Valuation of Vivo shares

C. Book value per share

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Analysis of book value per share

- The book value per Vivo share is R$22.71
- The book value does not contemplate operational and financial specificities of the Company and its future growth potential

As of June 30, 2010

(R$ million, except per share data)

Book value per share	
Total Assets	20,617.0
(-) Total Liabilities	11,542.4
(-) Minority Interests	-
(=) Shareholder's equity	**9,074.6**
Number of outstanding shares (million)	399.6
R$ / share	**22.71**

Source: CVM, company filings

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6. Valuation support calculations

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Weighted Average Cost of Capital (WACC)

- The Weighted Average Cost of Capital (WACC) was calculated by combining Vivo's cost of equity (Ke) and cost of debt (Kd)

Assumptions for WACC Calculation	
Risk-free rate [1]	3.28%
Country risk premium [2]	1.54%
Equity risk premium [3]	6.30%
Beta [4]	1.38
Cost of equity (Ke) [5]	**13.5%**
Pre-tax cost of debt	7.0%
Corporate tax rate	34.0%
After-tax cost of debt (Kd)	**4.6%**
Debt / total capitalization	25.0%
Equity / total capitalization	75.0%
WACC (in US$ nominal) [6]	**11.3%**

WACC sensitivity analysis given different scenarios for pre-tax cost of debt (Kd), in US$ nominal, and leverage (debt / total capitalization)

Debt / total capitalization	Pre-tax cost of debt (Kd)				
	6.5%	6.8%	7.0%	7.3%	7.5%
30.0%	10.7%	10.8%	**10.8%**	10.9%	10.9%
27.5%	11.0%	11.0%	**11.1%**	11.1%	11.1%
25.0%	**11.2%**	**11.2%**	**11.3%**	**11.3%**	**11.4%**
22.5%	11.4%	11.5%	**11.5%**	11.5%	11.6%
20.0%	11.7%	11.7%	**11.7%**	11.8%	11.8%

(1) Risk Free Rate measured by Financial Strategies Group of Credit Suisse.
(2) Country Risk Premium measured by Financial Strategies Group of Credit Suisse.
(3) Long term stock market risk premium in the long term, calculated by Financial Strategies Group of Credit Suisse.
(4) Levered Beta: Beta x Levering Factor, being the Levering Factor (1+ ((1- Tax Rate) x (D/E))
(5) Cost of Equity: Rf + B x (ERP) + CRP.
(6) Weighted Average Cost of Capital (WACC): (Kd x (1- Tax Rate) x (D / (D+E))) + (Ke x (E / (D+E))).

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Calculation of the beta of the sector

- The calculation of the sector's beta was based on the universe of wireless telecom companies in LatAm:

Company	Country	Levered beta[1]	Net debt / market cap [2]	Tax rate [3]	Leverage factor [4]	Unlevered beta[5]
Wireless telecom – Latin America						
América Móvil	Mexico	1.11	6.0%	28.0%	1.04	1.07
Tim Participações	Brazil	1.09	16.1%	34.0%	1.11	0.98
Nii Holdings	United States	1.45	13.3%	40.0%	1.08	1.34
Average		**1.21**	**11.8%**		**1.08**	**1.13**
Median		**1.11**	**13.3%**		**1.08**	**1.07**

Net debt / total capitalization	Net debt / market cap	Average unlevered beta	Tax rate [3]	Leverage factor[4]	Relevered beta[6]
15%	17.6%	1.13	34.0%	1.12	1.26
20%	25.0%	1.13	34.0%	1.17	1.32
25%	33.3%	1.13	34.0%	1.22	1.38
30%	42.9%	1.13	34.0%	1.28	1.45
35%	53.8%	1.13	34.0%	1.36	1.53

(1) Source: Global Predicted Beta – Barra Beta.
(2) Source: Financial statements of the companies and Bloomberg (on October 11, 2010).
(3) Source: KPMG's Corporate and Indirect Tax Rate Survey 2009.
(4) Leverage factor = (1+ ((1- tax rate) x (D/E)).
(5) Unlevered beta: Levered beta / Leverage factor.
(6) Relevered beta: Unlevered beta x Leverage factor.

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Glossary

- ARPM: Average Revenue Per Minute. Calculated as voice revenues / total traffic in the period.
- ARPU: Average Revenue Per User. Calculated as net service revenues / average of subscribers in the period.
- ADTV: Average Daily Traded Volume.
- Beta: coefficient that measures non-diversifiable risk that an asset is subject to. The coefficient indicates the correlation of returns of shares with the returns of the market portfolio.
- BOP: beginning of period.
- Capex: Capital Expenditures, or Investments in maintenance and/or expansion of capacity.
- CAPM: Capital Asset Pricing Model.
- Churn rate: the percentage of disconnections from subscriber base during the period. Calculated as the number of subscribers disconnected / average of subscribers in the period.
- EBIT: Earnings Before Interest and Taxes.
- EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization.
- EOP: end of period.
- Equity Risk Premium: additional return in relation to the risk free rate required by investors to compensate the additional risk taken when an investment in the stock market is made.
- Gross additions: total subscribers acquired in the period.
- MOU: minutes of use or traffic per customer. Calculated as total number of (outbound minutes + incoming minutes) / average of subscribers in the period.
- VWAP: Volume Weighted Average Price.
- WACC: Weighted Average Cost of Capital (discount rate).

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Disclaimer

Banco de Investimentos Credit Suisse (Brasil) S.A. ("Credit Suisse") has been hired by Telefónica, S.A. ("Telefónica") to prepare a valuation report ("Report"), reflecting CS's opinion – as of this date – of the reasonable price range for the shares issued by Vivo Participações S.A. ("Shares" and "Vivo", respectively) for use exclusively in the context of the public tender offer for the Shares, to be performed at the free will of Telefónica (or any of its controlled companies), voluntarily following the procedures set forth in article 29 of Brazilian Securities Commission (CVM) Instruction No. 361 of March 5, 2002 ("CVM Instruction 361"), as amended, and in article 254-A of Law No. 6404 of November 15, 1976, as amended ("Law 6404/76") (the "Tender Offer").

The following information is important and must be read carefully and thoroughly:

1. This Report has been prepared for use exclusively in the context of the Tender Offer, according to CVM Instruction 361, and may not be used for any other purposes, including, but not limited to, the purposes of article 8 of Law No. 6404/76 and CVM Instruction No. 319 of December 3, 1999, as amended. This Report may not be used for any purpose other than in the context of the Tender Offer without the prior written notice of CS. This Report, including its analyses and conclusions: (i) does not constitute a recommendation to any member of the board of directors or shareholder of Telefónica or Vivo, or any of their respective parent companies, controlled companies, or co-controlled companies ("Affiliates"), concerning how to vote or act in regard to any matter related to the Tender Offer; and (ii) may not be used to justify the right to vote of any person on any matter, including shareholders of Vivo.

2. To arrive at the conclusions presented in this Report, we performed the following and other procedures: (i) we reviewed the consolidated and non-consolidated financial statements of Vivo, audited by Ernst & Young Auditores Independentes ("Ernst & Young"), for the periods ended on December 31, 2007, 2008 and 2009, as well as the intermediate consolidated financial statements for the six-month periods ended on June 30, 2009 and June 30, 2010 (both subject to a special review by Ernst & Young); (ii) we reviewed the consolidated earnings reports (press releases) and fact sheets released by Vivo for the periods ended on December 31, 2007, December 31, 2008, December 31, 2009 and for the six-month periods ended on June 30, 2009 and June 30, 2010; (iii) we reviewed and discussed with Vivo's management Vivo's financial and operational projections for next ten years; (iv) we held discussions with Vivo's management regarding Vivo's business and prospects; and (v) we took into consideration other publicly available information, financial studies, analyses, and economic, monetary, and market research and criteria that we consider important (collectively, the "Information").

3. Within the scope of our review, we did not assume any obligation to independently verify any of the Information and we have assumed that the Information was complete and precise in all material respects. In addition, we have not been requested to perform, and in fact have not performed, any independent verification of the Information or independent verification or assessment of any assets or liabilities (contingent liabilities or undisclosed loans, property, or assets) of Vivo.

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Disclaimer

4. None of Credit Suisse, its managers, employees, consultants, agents or representatives have made, and will not make, any declaration, express or implied, or warranty related to the accuracy or completeness of any information (including financial and operational projections provided by Vivo's management or assumptions and estimates on which such projections are based) used to prepare this Report. In addition, we have not assumed any obligation to conduct, and we have not conducted, any physical inspection of Vivo's properties or facilities. We are not an accounting firm and therefore did not provide any accounting or auditing services in connection with this Report or the Tender Offer. We are not a law firm and therefore did not provide any legal, regulatory, or tax services in relation to this Report or the Tender Offer.

5. Credit Suisse has not performed any accounting, financial, legal, tax or other due diligence on Vivo or any third parties.

6. No representation or warranty, express or implied, is made by Credit Suisse in connection with the truthfulness, consistency, accuracy, and sufficiency of the information contained herein and the Information on which this Report was based. Nothing contained in this Report should be interpreted or understood as a representation by Credit Suisse of the past or the future.

7. The operational and financial projections included in and/or used in preparing this Report were based on Information obtained from Vivo's management and on other publicly available information, and we assume that such projections reflect the best estimates currently available in relation to Vivo's future financial performance, which was evaluated on a stand-alone basis.

8. With the consent of the management of Vivo, we assume that the financial projections and estimates related to demand and market growth, provided to Credit Suisse by the management of Vivo, were reasonably prepared to reflect the best estimates currently available and the best judgment of Vivo's management in relation to the future financial performance of Vivo and market demand and growth.

9. This Report is not and may not be used as: (i) a fairness opinion with respect to the consideration offered in the Tender Offer; (ii) a recommendation in relation to any aspect of the Tender Offer; (iii) an appraisal report issued for any purposes other than those set forth in CVM Instruction 361, regardless of whether the Tender Offer is ever registered with the U.S. Securities and Exchange Commission ("SEC") and/or disclosed in the United States of America under SEC rules or applicable laws and regulations of the United States of America; or (iv) an opinion on the appropriateness or determination of the fair price of the Tender Offer. This Report has not been prepared with the objective of compliance with any provision of law or regulation in Brazil or abroad other than those applicable to the Tender Offer.

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Disclaimer

10. For the discounted cash flow method, we used certain financial parameters and variables released by the Central Bank of Brazil in its Focus Report of October 1, 2010, which reflect the average market forecast for those financial parameters and variables and may differ substantially from the economic scenario that will actually unfold in the future. Since the analysis and the values are based on forecasts of future results, reported by Vivo's management, they are not necessarily indicative of actual and future financial results of Vivo, which may be significantly more or less favorable than those included in our analysis. In addition, since this analysis is intrinsically subject to uncertainty and is based on various events and factors beyond the control of Credit Suisse and Vivo, we assume no liability if the future results of Vivo are different from the results presented in this Report. There is no warranty that Vivo's future results will correspond to the financial projections used as a basis for our analysis. The future results of Vivo may also be affected by economic and market conditions.

11. The preparation of a valuation report is a complex process that involves various definitions concerning the most appropriate and significant methods of financial analysis as well as the application of such methods to specific circumstances. Accordingly, a valuation report is not susceptible to partial analysis. To arrive at the conclusions in this Report, we adopted a qualitative rationale in relation to the analyses and factors considered and the specific circumstances of Vivo. We arrived at the final conclusions based on the results of all the analyses performed and considered as a whole, and we did not arrive at any conclusions based on any factors or methods of our analysis considered in isolation. Thus we believe that our analysis should be considered in its entirety and that the selection of parts of our analysis and specific factors, without considering our entire analysis and all factors, could result in an incomplete and incorrect understanding of the processes used for our analyses and conclusions. In addition, the estimates expressed in the analysis contained in this report and the resulting evaluation of any specific analysis are not necessarily meant to be indicative of the real values or results or future value, which may be significantly more or less favorable than those suggested by this analysis, and do not evaluate any other aspect or implication of the Tender Offer or any contract, agreement, or understanding arrived at in relation to the Tender Offer. We do not express any opinion concerning the values at which the shares in the Tender Offer could be traded in the securities market at any time.

12. This Report seeks to indicate only the reasonable price range for the Shares within the context of the Tender Offer, on the effective dates used in each methodology, according to CVM Instruction 361, and does not evaluate any other aspect or implication of the Tender Offer or any contract, agreement, or understanding arrived at in connection with the Tender Offer. This Report does not address the merits of the Tender Offer compared with other business strategies that may be available to Vivo, to Telefónica, and/or their respective shareholders, and does not address any business decision by any of them to make and/or accept the Tender Offer. The results presented in this Report refer exclusively to the Tender Offer and do not apply to any other issue or transaction, present or future, related to Telefónica or Vivo, to the economic groups of which they are part or to the sectors in which they are engaged.

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Disclaimer

13. This Report is based solely on information provided to us through the present date, and the opinions expressed herein are subject to change in view of a series of factors, such as market, economic, and other conditions and Vivo's business and outlook. CS assumes that all authorizations or approvals needed for the consummation of the business proposed in this Report will be obtained and that no change, material limitation, restriction, or condition will be imposed for obtaining the referenced authorizations and approvals. Credit Suisse assumes no responsibility for updating, revising, correcting, or revoking this Report, wholly or in part, after this date or for pointing out to third parties any events or matters that Credit Suisse may become aware of and that alter the content of this material after this date.

14. This Report treats Vivo on a stand-alone basis, and therefore does not account for any operating, tax, or other benefits or losses, or any premiums, synergies, incremental value, and/or costs, that Telefónica or Vivo may have in connection with the Tender Offer, if conducted, or with any other transaction. This Report also disregards any operating and financial gains or losses Vivo may have after the Tender Offer as a result of the change in the business currently existing between Telefónica and Vivo.

15. Telefónica has agreed to reimburse us for our expenses and to indemnify us and certain persons related to us for certain liabilities and expenses that may arise as a result of our engagement. We will receive a payment for preparation of this Report, regardless of whether or not the Tender Offer is carried out and/or our conclusions contained herein are accurate.

16. We have provided, from time to time, in the past, investment banking and other financial services to Telefónica, and Vivo and/or their Affiliates, for which we have been remunerated, and may in the future provide such services to Telefónica and/or to Vivo and/or their Affiliates, for which we expect to be remunerated. We are a financial institution that provides a variety of financial and other services related to securities, brokerage, and investment banking. In the normal course of our activities, we may purchase, hold, or sell, for our own account or at the order and expense of our clients, shares, debt instruments, and other securities and financial instruments (including bank loans and other obligations) of Telefónica and Vivo and of any other companies involved in the Tender Offer, and may provide investment banking and other financial services to such companies and their Affiliates. In addition, the professionals in our research departments and other divisions may base their analyses and publications on different operating and market assumptions and on different analysis methodologies, compared with those used to prepare this Report, so that the research reports and other publications prepared by them may contain results and conclusions different from those presented in this Report. We adopt policies and procedures to preserve the independence of our research analysts, which may hold views that are different from those held by our investment banking department. We also adopt policies and procedures to preserve the independence of the investment banking and other areas and departments of Credit Suisse, including but not limited to asset management, proprietary trading and equities trading desk, debt instruments, securities, and other financial instruments.

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Disclaimer

17. This Report is the intellectual property of Credit Suisse and must not be published, reproduced, summarized, cited in any other public documents, copied, disclosed, or distributed, wholly or in part, and must not be used by third parties without the prior written consent of Credit Suisse, except (i) as required under CVM Instruction 361, and (ii) if the Tender Offer is registered with the SEC and/or disclosed in the United States of America. As required under SEC rules and applicable laws and regulations in the United States. If necessary under applicable law, this Report may be disclosed only if reproduced in full, and any description of or reference to Credit Suisse must be in a form reasonably acceptable to Credit Suisse.

18. Due to rounding, certain calculations presented in this Report may not result in an exact amount.

São Paulo, January 28, 2011.

____

Banco de Investimentos Credit Suisse (Brasil) S.A.

Professionals responsible for the appraisal (Attachment III, V, of CVM Instruction 361):

____________________	____________________	____________________
Allan Libman	Luiz Octavio Duarte Lopes	Leonardo Cabral
____________________	____________________	
Paulo Moreira	Antenor Camargo	

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Exhibit c
Report on Purchase Price Methodology

DEMONSTRATION OF THE CALCULATION OF THE OFFER PRICE

a) The transaction

As disclosed by means of the notices of material facts dated as of July 28, 2010 and September 27, 2010, Telefónica S.A., a company with headquarters in Madrid, Spain (“Telefónica”) and Portugal Telecom SG SGPS, S.A., a company with headquarters in Lisbon, Portugal (“Portugal Telecom”) executed, on July 28, 2010, an agreement for the acquisition by Telefónica, of 50% of shares issued by Brasilcel, N.V. owned by Portugal Telecom, that resulted in the indirect acquisition of shares of Vivo Participações S.A. (“Vivo Participações” or the “Company”) (“Agreement”). Brasilcel, N.V. (“Brasilcel”), a company with headquarters in the Netherlands, held, direct and indirectly, 88.91% of common shares(1) and 44.05% of preferred shares(1) representative of the capital of Vivo Participações (representing 59.42% of the total capital of Vivo Participações).

(1) Considers the direct and indirect participation of Telefónica S.A. in Vivo, including the participation in Portelcom and TBS.

Price of acquisition and form of payment. On September 27, 2010 (“Closing Date”), the acquisition described above became effective and Portugal Telecom withdrawn from Brasilcel, N.V. Such acquisition resulted on the transfer of the participation held by Portugal Telecom to Telefónica and on the payment, by the buyer, of the first installment of the acquisition price in the amount of €4,500,000,000.00. The total amount settled as the acquisition price was €7,500,000,000.00, according to the terms described below (“Brasilcel’s Price of Acquisition”)

As provided in the Agreement (i) the second installment of Brasilcel’s Price of Acquisition, in the amount of € 1,000,000,000.00, was paid on December 30, 2010 and (ii) the third in the amount of € 2,000,000,000.00 will be paid on October 31, 2011, although Portugal Telecom may request that this last payment take place on July 29, 2011. In such event, the amount of the last installment will be of € 1,975,026,947.00, being this amount a result of the adjustment of the rate of return equivalent to 5% (five per cent) per year, applied for the period of July 29, 2011 through October 31, 2011.

b) Methodology of Calculation of the implied Value of Vivo as from the Brasilcel’s Price of Acquisition

The methodology used for the calculation of the value of Vivo’s shares for the purposes of the Offer was based on the conditions settled by Telefónica and Portugal Telecom, for the acquisition by Telefónica of the participation of Portugal Telecom in Brasilcel, equivalent to 50% of the voting and total capital of the company.

As from the amount to be paid to Portugal Telecom and the participation of Portugal Telecom in the capital of Brasilcel (50%) we have calculated the implicit equity value of Brasilcel. For the purposes of calculation of the firm value for Brasilcel, we have deducted the net cash withheld at Brasilcel and its subsidiaries and related companies (proportionally to the participation of Brasilcel on such subsidiaries and related companies) and also the amount of the dividends paid by Vivo Participações on October 25, 2010 which was registered in its Quarterly Information Report –Informações Trimestrais - ITR) of  September 30,2010, proportionally to the participation held by Brasilcel on Vivo Participações, as such value was owned by Telefónica, according to the terms of the Agreement.

The implicit equity value of Vivo Participações was calculated as from the value of Brasilcel and of the participation held by Brasilcel on Vivo Participações. Such value was divided by the number of shares issued by Vivo Participações, excluding the treasury shares, in order to calculate the implicit amount per share of Vivo Participações.

Price per Common Share of Vivo Participações for purposes of the Offer

As from the implicit amount of the shares of Vivo Participações, the Offer Price can be calculated by multiplying the implied amount of Vivo Participações and 0.8 – corresponding to 80% of the amount which was implied paid by Telefónica for each share of Vivo Participações.

Therefore, the value to be implicitly paid by Telefónica to Portugal Telecom for each common share of Vivo Participações is of €62.68, considering the amount of the third installment of Brasilcel’s Price of Acquisition for payment on October 31, 2011 (without any restatement or monetary correction, under the terms of the Agreement) and, accordingly, the offer price shall correspond to 80% of the amount due to Portugal Telecom as above, equivalent to €50,15 per share (“Offer Price”). In the event Portugal Telecom exercises the right stated in the Agreement to request the advancement of the payment of the third installment of Brasilcel’s Price of Acquisition, the Brasilcel’s Price of Acquisition to be paid to Portugal Telecom will be of € 62.47 and, therefore, the Offer Price will be of € 49.98 (corresponding to 80% of the price per share and owed by Telefónica to Portugal Telecom considering the value of the third installment  of the Brasilcel’s Price of Acquisition for payment on July 29, 2011), for the shareholders that accept the Offer and choose the Paymment in Installments, as defined in item (b-1) below.

Considering that the payment of Brasilcel’s Price of Acquisition was agreed in three installments, being the first installment paid on September 27, 2010, the second installment on December 30, 2010 and the third to be paid on October 31, 2010 (or, before that, on July 29, 2011, if so requested by Portugal Telecom), the Offeror is considering two alternatives for payment of the Offer, in relation to the amount corresponding to the third installment of the Brasilcel’s Price of Acquisition, being such alternatives payment in a lump sum or in installments, as described below:

(a) The installments of the Offer Price corresponding to 80% of the first and second installments of Brasilcel’s Price of Acquisition owed to Portugal Telecom and due prior to the Auction (on September 27, 2010 and December 30, 2010, respectively), converted into national currency and adjusted as stated in item (i) and (ii) below, will be paid in a lump sum, on the Offer’s financial settlement date;

(b) the installment of the Offer Price corresponding to 80% (eighty per cent) of the third installment of Brasilcel’s Acquisition Price owed to Portugal Telecom in a date after the Auction Date, can, at the choice of the shareholder that accepts the offer, to his own criteria and without such option being subject to any condition, be paid in installments or in a lump sum, in accordance with Paragraph 1st, article 4th, of CVM Instruction 361, as follows:

(b-1) Payment in installments: If the shareholder that accepts the Offer chooses to receive the third installment of the Offer in term, his payment will be made in three business days as from (i) the date of the payment of the third installment of Brasilcel’s Price of Acquisition to Portugal Telecom, being such installment calculated based in the amount of such installment of Brasilcel’s Acquisition Price owed to Portugal Telecom for payment on October 31, 2011, then the third installment of the Offer Price in this case will be of € 13.37 per share, converted into national currency as described in item (iii) below; or, (ii) in case Portugal Telecom exercises its right to anticipate the payment of the third installment of Brasilcel’s Acquisition Price for July 29, 2011 as stated in the Agreement, on the date that the third installment of Brasilcel’s Acquisition Price is paid to Portugal Telecom, calculated the same installment based on the amount of such installment of Brasilcel’s Acquisition Price owed to Portugal Telecom for payment on July 29, 2011, being such installment subject to the same adjustment of 5% per year applied to the anticipated payment of Brasilcel’s Acquisition Price to Portugal Telecom on the terms of the Agreement, then in this case, the third installment of the Offer Price will be of € 13.21 per share, converted into national currency as item (iii) below.

(b-2) Payment in a Lump Sum: In case the shareholder that accepts the Offer decides to receive the third installment of the Offer Price in a lump sum, his payment will be made on the financial settlement date of the Auction, jointly with the payment of the two first installments of the Offer Price referred to on item 2.4.2 (a) above, calculated based on the total amount (without discount) of the Brasilcel’s Acquisition Price’s installment that would be owed to Portugal Telecom for payment on October 31, 2011, therefore the third installment of the Offer Price  will be of € 13.37, converted such amount into national currency as item (iv) below, not being applied, therefore, to the shareholder that accepts the Offer, the discount applicable to Portugal Telecom in case of prepayment.

Considering that the Offer Price shall be paid to the shareholder that accepts the Offer in national currency, the calculation of the conversion of the installments shall be made as follows

(i) The amount corresponding to 80% of the price per share paid by Telefónica to Portugal Telecom as the first installment of the Brasilcel’s Acquisition Price on September 27, 2010, of R$69.34 per share, equivalent to € 30.09, will be converted (a) into Dollars at the exchange rate of €/US$ of European Bank, as disclosed in the Reuters (ECB37) Page on the same date thereof, that was of 1.3477; and (b) into Reais, at the exchange rate of US$/R$ corresponding to the closing rate of the date of the payment as disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate, of 1.7100. The amount in national currency of such installment of the Offer Price will be adjusted by SELIC as from September 27, 2010 up to the date of the financial settlement of the Auction;

(ii) The amount corresponding to 80% of the price per share paid by Telefónica to Portugal Telecom as the second installment of Brasilcel’s Acquisition Price on December 30, 2010, is of R$14.79 per share, equivalent to € 6.69, converted (a) into Dollars at the exchange rate of €/US$ of European Bank, as disclosed in the Reuters (ECB37) Page on the same date thereof, that was of 1.3280; and (b) into Reais, at the exchange rate of US$/R$ corresponding to the closing rate of the date of the payment as disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate, of 1.6662. The amount in national currency of such installment of the Offer Price will be adjusted by SELIC as from December 30, 2010 up to the date of the financial settlement of the Auction; and

(iii) In the event of payment of the third installment of the Offer Price in Installments, the amount per share, equivalent to € 13.37 (amount that corresponds to 80% of the price per share owed by Telefónica to Portugal Telecom as the third installment of Brasilcel’s Acquisition Price, considering the amount for payment on October 31, 2011) or € 13.21 (amount that corresponds to 80% of the Price per share owed by Telefónica to Portugal Telecom as the third installment of the Brasilcel’s Price of Acquisition, considering the amount for payment on July 29, 2011), shall be converted into (a) into Dollars at the exchange rate of €/US$ of European Bank of the closing of the last day prior to the effective payment of the third installment of Brasilcel’s Price of Acquisition to Portugal Telecom scheduled to occur on October 31, 2011 or on July 29, 2011 as may be requested by Portugal Telecom, as disclosed in the Reuters (ECB37) Page on the date of payment to Portugal Telecom; and (b) into Reais, at the exchange rate of US$/R$ referred to the closing date of the last day prior to the effective payment of Brasilcel’s Price of Acquisition to Portugal Telecom scheduled to occur on October 31, 2011 or, if requested by Portugal Telecom, on July 29, 2011 disclosed by BACEN on the date of payment to Portugal Telecom, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate. The referred amount in national currency will be paid to the shareholders that accept the Offer that choose for the Payment in Installments described in item 2.4.2 (b-1) above, in three business days as from the payment of the third installment of the Brasilcel’s Acquisition Price to Portugal Telecom, adjusted by SELIC as from the payment of such third installment of the Brasilcel’s Acquisition Price to Portugal Telecom up to the effective payment to the shareholders; and

(iv) in case of Payment in a Lump Sum of the third installment of the Offer Price as described in item 2.4.2 (b-2) above, the amount per share shall be equivalent to € 13.37 (amount that corresponds to 80% of the price per share and owed by Telefónica to Portugal Telecom as the third installment of the Brasilcel’s Acquisition Price, considering the amount for payment on October 31, 2011) without any discount that shall be converted (a) into Dollars at the exchange rate of €/US$ of European Bank at the closing of the last day prior to the Auction as disclosed in the Reuters (ECB37) Page; and  (b) into Reais, at the exchange rate of US$/R$ corresponding  to the closing rate of the last day prior to the Auction, disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate. The amount in national currency of the referred installment of the Offer Price will be adjusted by SELIC as from the Auction Date up to its financial settlement date.

In any of the above mentioned events, if the Company declares dividends and/or interests on net equity (other than the declared on the Annual General  Meeting occurred on April 16, 2010) at any time before the financial settlement of the Offer, it will be deducted from the Offer Price in national currency and calculated as mentioned above, the amount of dividends / interests on net equity per Common Share due to the Company’s shareholders that: (i) are registered as owners or beneficiaries of such Shares on the date of the dividends’ declaration or payment, if such date is prior to the date of the financial liquidation of the Auction or (ii) are registered as owners or beneficiaries of the respective Shares on the date established by the Company in order to deserve the receipt of interests on net equity, if such basis date is prior to the date of the financial settlement of the Auction. On December 17, 2010 the Board of Directors of the Company approved the distribution of interest on net equity related to the fiscal year of 2010 in the amount of R$ 220,000,000.00 that corresponds to the gross amount of R$ 0.550564188 per common and preferred share, to the shareholders which are registered on December 31, 2010. Therefore, the gross amount of R$ 0.550564188 per common share will be discounted from the installment of the Offer Price to be paid on the financial settlement of the Auction.

c) Demonstration of the Calculation of OPA’s price

Steps	Calculation	Unit	Amounts (Option I)	Amounts (Option II)
(A)	Payment at face value (1),(2)	€ million	7,500	7,475
(B)	PT's stake at Brasilcel	%	50.0%	50.0%
(C) = (A) / (B)	Brasilcel's equity value	€ million	15,000	14,950
(D)	Brasilcel's net debt / (cash) (3)	€ million	-14	-14
(E)	Dividends payable (Brasilcel stake) (4)	€ million	-102	-102
(F) = (C) + (D) + (E)	Brasilcel's implied firm value	€ million	14,884	14,834
(G)	Brasilcel's stake at Vivo (ex-treasury) (5)%		59.42%	59.42%
(H) = (F) / (G)	Vivo's implied equity value	€ million	25,048	24,964
(I)	Total ONs issued by Vivo (ex-treasury) (5)	million	137.3	137.3
(J)	Total PNs issued by Vivo (ex-treasury) (5)	million	262.3	262.3
(K) = (I) + (J)	Total shares issued by Vivo (ex-treasury) (5)	million	399.6	399.6

(L) = (H) / (K)	Vivo's implied share price	€ / share	62.68	62.47
(M) = 80% x (L)	Price to be paid to minority common shareholders	€ / share	50.15	49.98

Notes: (1)  Corresponds to the sum of  (i) € 4,500million paid on September 27, 2010, (ii) € 1,000 million paid on December 30, 2010 and (iii) € 2,000million to be paid on October 31, as set forth in the Agreement.
(2) In the event Portugal Telecom exercises its right on requesting the payment to be advanced, the installment of October 31st shall be paid on July 29, 2011. In this event, a discount rate corresponding to 5% per year, that would result in an amount of € 1,975,026,947.00 for the third installment.
(3) Considers the position net of debt/ (cash) of Brasilcel (on June 30, 2010), Portelcom (on August 31, 2010) PTelecom (August 31, 2010) and TBS (August 31, 2010). The balance of the financial statements of Brasilcel was reported in Euros.
(4) Refers to the amount of dividends registered in the ITR of Vivo dated as of September 30, 2010 and pais on October 25, 2010, proportionally to the participation of Brasilcel into Vivo that was paid to Telefonica in accordance with the terms of the agreement. Converted into Euros by the exchange rate of 2,3889 on October 25, 2010.
(5) On February 3, 2011

Steps	Calculation	Unit	Amount
(A) = (B) + (C) + (D)	Payment at face value (1)	€ million	7,500
(B)	27-Sep-2010 Installment	€ million	4,500
(C)	30-Dec-2010 Installment	€ million	1,000
(D)	31-Oct-2011 Installment	€ million	2,000

(E) = (B) / (A)	27-Sep-2010 Installment (%)%		60.0%
(F) = (C) / (A)	30-Dec-2010 Installment (%)%		13.3%
(G) = (D) / (A)	31-Oct-2011 Installment (%)%		26.7%

(H)	Option I: Price to be paid to minority shareholders (2)	€ / share	50.15
(I) = (H) x (E)	27-Sep-2010 Installment	€ / share	30.09
(J) = (H) x (F)	30-Dec-2010 Installment	€ / share	6.69
(K) = (H) x (G)	31-Oct-2011 Installment (3)	€ / share	13.37

(L) = (M) + (N) + (O)	Option II: Price to be paid to minority shareholders (2)	€ / share	49.98
(M) = (I)	27-Sep-2010 Installment	€ / share	30.09
(N) = (J)	30-Dec-2010 Installment	€ / share	6.69
(O)	29-Jul-2011 Installment (3)	€ / share	13.21

(P) = (Q) + (R) + (S)	Option I: Price to be paid to minority shareholders without correction (R$)	R$ / share	[–]
(Q)	27-Sep-2010 Installment (4)	R$ / share	69.34
(R)	30-Dec-2010 Installment (4), (5)	R$ / share	14.79
(S)	31-Oct-2011 Installment (6)	R$ / share	[–]

(T) = (U) + (V) + (W)	Option II: Price to be paid to minority shareholders without correction (R$)	R$ / share	[–]
(U)	27-Sep-2010 Installment (4)	R$ / share	69.34
(V)	30-Dec-2010 Installment (4), (5)	R$ / share	14.79
(W)	29-Jul-2011 Installment (6)	R$ / share	[–]

Notes:  (1) It Corresponds to the sum of: (i) € 4.500 million paid on September 27, 2010, (ii) € 1.000 million, paid on December 30, 2010 and (iii) € 2.000 million to be paid on October 31, 2011, according to the terms of the Agreement.
(2) As calculated in the table above.
(3) In case Portugal Telecom exercises its right to anticipate the payment, the installment due on October 31, 2011 will be paid on July 29, 2011. In this case, it will be applicable a discount rate of 5% per year, which will result in a price of € 13,21 per Share for this installment.
(4) Conversion (i)  into US Dollars at the exchange rate of EUR/US$ of European Central Bank as disclosed in the Reuters (ECB37) Page; and  (ii) into Reais, at the exchange rate of US$/R$ corresponding  to the closing rate of the day of the payment as disclosed by BACEN, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate.
(5) In accordance to the rates EUR/USD Reuters ECB37, of 1,3280 and USD/BRL, of 1,6662, dated of December 30, 2010.
(6) Conversion (i) into US Dollars at the exchange rate of €/US$ of European Bank of the closing of the last day prior to the Auction, as disclosed in the Reuters (ECB37) Page on the Auction Date (in case of payment of the Offer Price in a lump sum) or at the exchange rate of €/US$ of European Bank of the last day prior to the effective payment of the third installment of the Brasilcel’s Price of Acquisition to Portugal Telecom (in case of payment of the Offer Price in installments); and (ii)into Reais, at the exchange rate of US$/R$ referred to the closing date of the last day prior to the Auction disclosed by BACEN on the Auction Date, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate (in case of payment of the Offer Price in a lump sum) or according to the exchange rate US$/R$ corresponding to the closing rate of the last day prior to the effective payment of the Brasilcel’s Price of Acquisition to Portugal Telecom as disclosed by BACEN on the date of the payment to Portugal Telecom, through SISBACEN - Sistema de Informações do Banco Central do Brasil, Transaction PTAX 800, currency Code 220, sale rate (in case of payment of the Offer Price in installments).

d) Simplified Corporate Structure of Vivo on this date(*):

(*)  Telefonica S.A. became the owner of the shares of the Brazilian holdings that controlled the Company that were indirectly held by Telefónica S.A., through Brasilcel, N.V., as a result of the transaction occurred abroad (merger of Brasilcel N.V. into Telefónica, S.A.)

e) Detailed Corporate Structure of Vivo on this date

Vivo Participações S.A. current ownership structure
	ON		PN		Total
Entity	#	%	#	%	#	%
Controlling shareholders / Management
Telefónica S.A. (1)	52,731,031	38.41%	91,087,513	34.58%	143,818,544	35.89%
Portelcom	52,116,302	37.97%	24,669,191	9.36%	76,785,493	19.16%
TBS	17,204,638	12.53%	291,449	0.11%	17,496,087	4.37%
Shares outstanding	15,217,217	11.09%	130,838,240	49.66%	146,055,457	36.45%
Treasury shares	-	0.00%	1,123,725	0.43%	1,123,725	0.28%
Cyrte	-	0.00%	15,434,521	5.86%	15,434,521	3.85%
Total	137,269,188	100.00%	263,444,639	100.00%	400,713,827	100.00%

Portelcom Participações S.A. current ownership structure
	Total
Entity	#	%
Telefónica S.A. (1)	7,859,689,542	84.78%
PTelecom	1,411,260,429	15.22%
Total	9,270,949,971	100.00%

TBS Celular Participações Ltda. current ownership structure
	Total
Entity	#	%
Telefónica S.A. (1)	930,615,314	74.39%
Portelcom	287,728,278	23.00%
Cia de Telecomunicaciones de Chile (CTC) (3)	32.655.619	2.61%
Total	1,250,999,211	100.00%

Ptelecom Brasil S.A. current ownership structure
	Total
Entity	#	%
Telefónica S.A. (1)	2,224,336,825	100.00%
Roberto Lima	1	0.00%
Total	2,224,336,826	100.00%

Vivo Participações simplified structure before the Auction
	ON		PN		Total
Entity	#	%	#	%	#	%
Telefónica S.A. (1),(2)	122,051,971	88.91%	116.048.153	44.05%	238,100,124	59.42%
Outros	15,217,217	11.09%	147,396,486	55.95%	162,613,703	40.58%
Total	137,269,188	100.00%	263,444,639	100.00%	400,713,827	100.00%

Notes:     (1) Telefonica S.A. became the owner of the shares of the Brazilian holdings of the Company’s control chain which has been inderectelly held by Telefónica S.A. through Brasilcel, N.V., as a result of the transaction occurred abroad
(2) It considers the direct and indirect pariticipation held by Telefónica S.A. in the capital of Vivo, including its participation in Portelcom and TBS.
(3) 100% controled by Telefónica S.A. controlada pela Telefónica, S.A.

f) Brasilcel’s net cash position

Consolidated net debt at Brasilcel (ex-Vivo)
Company	% Brasilcel stake	Gross debt	Cash	Net debt	Proportional net debt (1)
Brasilcel	100.00%	-	2.1	(2.1)	(2.1)
Portelcom	100.00%	-	8.9	(8.9)	(8.9)
Ptelecom	100.00%	-	0.7	(0.7)	(0.7)
TBS	96.27%	-	2.1	(2.1)	(2.0)
Total		-	13.8	(13.8)	(13.7)

 Note:       (1) It considers the net position of debt / (cash) of Brasilcel (on June 30,2010), Portelcom (on August 31, 2010), Ptelecom (on August 31, 2010)  and TBS (on August 31, 2010). The balances of Portelecom, Ptelecom and TBS are proportional to the participation of Brasilcel and were converted   into euros at a rate of 2,2266 on August 31, 2010. The balance of Brasilscel was reported in euros.

g) Calculation of part of the dividends paid to Brasilcel (1),(2)

Dividends (Brasilcel stake)	Unit	Amount
Dividends paid to Brasilcel	R$MM	244.0
FX rate as of 25-Oct-2010	R$ / €	2.3889
Dividends paid to Brasilcel	€MM	102.1

Notes:      (1) It considers the direct and indirect participation held by Brasilcel in the capital of Vivo. Proportionally for the participation  held by Brasilcel in the capital stock of TBS Celular Participações Ltda. (96,27%)  on the date of payment of the dividends.
                (2) Registered on Vivo’s ITR (quarterly Information report) dated as ofSeptember 30, 2010 and paid on October 25, 2010.